AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 3, 1998
                                                              FILE NO.: 33-35445
                                                              FILE NO.: 811-6117
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC 20549

                                 --------------------
                                       FORM N-4

               REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                           POST-EFFECTIVE AMENDMENT NO. 13             /X/

                                        AND/OR

           REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                                   AMENDMENT NO. 14                    /X/

                                 --------------------

                ALLSTATE LIFE OF NEW YORK VARIABLE ANNUITY ACCOUNT II
                              (EXACT NAME OF REGISTRANT)
                     ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                                 (NAME OF DEPOSITOR)
                                  MICHAEL J. VELOTTA
                    VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                     ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                                  ONE ALLSTATE DRIVE
                             FARMINGVILLE, NEW YORK 11738
                                    1-800-256-9392
                   (NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE)

                                      COPIES TO:

RICHARD T. CHOI, ESQ.                        CHRISTINE A. EDWARDS, ESQ.
FREEDMAN, LEVY, KROLL & SIMONDS              DEAN WITTER REYNOLDS, INC.
1050 CONNECTICUT AVE., NW SUITE 825          TWO WORLD TRADE CENTER
WASHINGTON, DC 20036                         NEW YORK, NEW YORK 10048

                                 --------------------

                IT IS PROPOSED THAT THIS FILING WILL BECOME EFFECTIVE
                               (CHECK APPROPRIATE BOX)

 X   immediately upon filing pursuant to paragraph (b) of Rule 485
---
     on (date) pursuant to paragraph (b) of Rule 485
---
     60 days after filing pursuant to paragraph (a)(1) of Rule 485
---
     on (date) pursuant to paragraph (a)(1) of Rule 485
---

If appropriate, check the following box:
     this post-effective amendment designates a new effective date for a --- previously filed post-effective amendment

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                CROSS REFERENCE SHEET

Showing Location in Part A (Prospectus) and Part B of Registration Statement of Information Required by Form N-4




ITEM OF FORM N-4                                  PROSPECTUS CAPTION
----------------                                  ------------------
1.   Cover Page                                   Cover Page
2.   Definitions                                  Glossary
3.   Synopsis                                     Introduction; Summary of Separate Account Expenses
4.   Condensed Financials
     (a)   Chart                                  Condensed Financial Statements
     (b)   Performance Data                       Performance Data
     (c)   Location of Others                     Previously Filed with Registration Statement
5.   General
     (a)   Depositor                              Allstate Life Insurance Co. of New York
     (b)   Registrant                             The Variable Account
     (c)   Portfolio Company                      Dean Witter Variable Investment Series
     (d)   Fund Prospectus                        Dean Witter Variable Investment Series
     (e)   Voting Rights                          Voting Rights
     (f)   Administrators                            Charges & Other Deductions
                                                  Contract Maintenance Charge
6.   Deductions & Expenses                        Charges & Other Deductions
     (a)   General                                Charges & Other Deductions
     (b)   Sales Load                             Early Withdrawal Charge
     (c)   Special Purchase Plans                 N/A
     (d)   Commissions                            Sales Commission
     (e)   Fund Expenses                          Summary of Expenses; Dean Witter Variable
                                                     Investment Series Expenses
     (f)   Organizational Expenses                N/A
7.   Contracts
     (a)   Persons with Rights                    The Contracts; Benefits; Income Payments;
                                                     Voting Rights; Assignments; Beneficiaries;
                                                     Contract Owners
     (b)(i)   Allocation of Purchase Payments     Allocation of Purchase Payments
        (ii)  Transfers                           Transfers
        (iii) Exchanges                           N/A
     (c)   Changes                                Modification
     (d)   Inquiries                              Customer Inquiries
8.   Annuity Period                               Income Payments
     (a)   Material Factors                       Amount of Variable Annuity Income Payments


     (b)   Dates                                  Payout Start Date
     (c)   Frequency, duration & level            Amount of Variable Annuity Income Payments
     (d)   AIR                                    Amount of Variable Annuity Income Payments
     (e)   Minimum                                Amount of Variable Annuity Income Payments
     (f)   -- Change Options                      Income Plans
           -- Transfer                            --
9.   Death Benefit                                Benefits Under the Contract

10.  Purchases & Contract Value
     (a)   Purchases                              Purchase of the Contract: Crediting of Purchase Payments
     (b)   Valuation                              Value of Variable Account Accumulation Units
     (c)   Daily Calculation                      Value of Variable Account Accumulation Units; Allocation
                                                     of Purchase Payments
     (d)   Underwriter                            Dean Witter Reynolds Inc.

11.  Redemptions
     (a)   -- By Owners                           Surrender & Withdrawals
     (b)   -- By Annuitant                        Income Plans
     (c)   Texas ORP                              N/A
     (d)   Lapse                                  Default
     (e)   Free Look                              Introduction
12.  Taxes                                        Federal Tax Matters
13.  Legal Proceedings                            N/A
14.  SAI Contents                                 SAI Table of Contents
15.  Cover Page                                   SAI: Cover Page
16.  Table of Contents                            SAI: Table of Contents
17.  General Information & History
     (a)   Depositor's Name                       Allstate Life Insurance Company of New York
     (b)   Assets of Sub-Account                  The Variable Account
     (c)   Control of Depositor                   Allstate Life Insurance Company of New York
18.  Services
     (a)   Fees & Expenses of Registrant          Contract Maintenance Charge
     (b)   Management Contracts                   Contract Maintenance Charge; Sales Commissions
     (c)   Custodian                              SAI: Safekeeping of the Variable Account's Assets
           Independent Public Accountant          SAI: Experts


     (d)   Assets of Registrant                   SAI: Safekeeping of the Variable Account Assets
     (e)   Affiliated Persons                     N/A
     (f)   Principal Underwriter                  Dean Witter Reynolds Inc.

19.  Purchase of Securities Being Offered
     (a)   Offering                               SAI: Purchase of Contracts
     (b)   Sales load                             SAI: Sales Commissions

20.  Underwriters
     (a)   Principal Underwriter                  N/A
     (b)   Continuous offering                    SAI: Purchase of Contracts
     (c)   Commissions                            SAI: Sales Commissions; Dean Witter Reynolds Inc.
     (d)   Unaffiliated Underwriters              N/A

21.  Calculation of Performance Data              SAI: Performance Data
22.  Annuity Payments                             SAI: Income Payments
23.  Financial Statements
     (a)   Financial Statements of Registrant     SAI: Allstate Life of New York Variable
                                                     Annuity Account II Financial Statements
     (b)   Financial Statements of Depositor      SAI: Allstate Life Insurance Company of
                                                     New York Financial Statements

24a. Financial Statements                         Part C. Financial Statements
24b. Exhibits                                     Part C. Exhibits
25.  Directors and Officers                       Part C. Directors & Officers of Depositor
26.  Persons Controlled By or Under
     Common Control with Depositor
     or Registrant                                Part C. Persons Controlled by or Under Common Control
                                                     with Depositor or Registrant
27.  Number of Contract Owners                    Part C. Number of Contract Owners
28.  Indemnification                              Part C. Indemnification
29a. Relationship of Principal Underwriter
     to Other Investment Companies                Part C. Relationship of Principal Underwriter
                                                     to Other Investment Companies
29b. Principal Underwriters                       Part C. Principal Underwriters
29c. Compensation of Underwriter                  Part C. Compensation of Dean Witter
30.  Location of Accounts and Records             Part C. Location of Accounts and Records
31.  Management Services                          Part C. Management Services
32.  Undertakings                                 Part C. Undertakings

Registrant is filing this Post-Effective Amendment No. 13 to include updated audited financial statements and related financial information in the Registration Statement and to give effect to certain optional enhancements to the Contracts described therein. These enhancements include an expanded Dollar Cost Averaging Program (including the addition of a Dollar Cost Averaging Fixed Account), a later Payout Start Date, and the addition of a Performance Death Benefit, Automatic Portfolio Rebalancing, and a Widow/Widower Withdrawal Charge Waiver.

Registrant does not intend for this Post-Effective Amendment No. 13 to amend or delete any other part of this Registration Statement, except as specifically noted herein.

                          SUPPLEMENT DATED APRIL 3, 1998
                       TO THE PROSPECTUS DATED MAY 1, 1997,
                         AS SUPPLEMENTED JANUARY 1, 1998,
              OF ALLSTATE LIFE OF NEW YORK VARIABLE ANNUITY ACCOUNT II
                   OF ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

     Allstate Life Insurance Company of New York ("Allstate Life of NY") is pleased to announce the availability of new optional enhancements, described below, to the Contracts described in the Prospectus. Capitalized terms have the same meaning as given to them in the Prospectus. Please retain this Supplement for future reference.

DOLLAR COST AVERAGING PROGRAM

     Allstate Life of NY now permits automatic transfers among any Sub-Account of the Variable Account in the Dollar Cost Averaging Program and offers a Dollar Cost Averaging Fixed Account. Accordingly, your Prospectus is amended as follows:

Page 3: Replace the "Dollar Cost Averaging" definition in the Glossary with the following definition:

     Dollar Cost Averaging Program - A method to transfer $100 or more of the Cash Value in any Sub-Account of the Variable Account or the Dollar Cost Averaging Fixed Account automatically to any Sub-Accounts on a monthly basis or other frequencies that may be offered by the Company.

Page 5: Under Question 4, in the third sentence, replace "the Money Market Sub-Account to other Sub-Accounts" with "any Sub-Account of the Variable Account or the Dollar Cost Averaging Fixed Account, but not from both, to any Sub-Accounts". Also change "Dollar Cost Averaging" to "The Dollar Cost Averaging Program".

Page 13:  Under "Transfers":

 1) After the second sentence in the first paragraph add the following sentence:

     Transfers into the Dollar Cost Averaging Fixed Account are not permitted.

 2) In the fifth paragraph replace each instance of "Dollar Cost Averaging" with "the Dollar Cost Averaging Program" and replace "the Money Market Sub-Account to any other" with "any Sub-Account of the Variable Account or the Dollar Cost Averaging Fixed Account, but not from both, to any".

Page 19:  Under the continuation of "The Fixed Account":

 1)  Add the following sentence at the end of the second paragraph:

     "The Company is also currently offering a Dollar Cost Averaging Fixed Account."

 2)  Add the following paragraph after the second paragraph:

     The Dollar Cost Averaging Fixed Account

     Purchase Payments may also be allocated to the Dollar Cost Averaging Fixed Account. Transfers are not allowed into the Dollar Cost Averaging Fixed Account. Once Purchase Payments have been allocated to the Dollar Cost Averaging Fixed Account, interest is earned for a one year period at a current rate in effect at the time of allocation. This rate may be different from the rate of the one year Fixed Account Guarantee Period discussed above. After the one year period, a renewal rate will be declared. Subsequent renewal dates will be every twelve months for each Purchase Payment. The renewal rate will be guaranteed by the Company for a full year and will not be less than the minimum guaranteed rate found in the Contract.

 3) Under "Transfers, Surrenders, and Withdrawals" in the first sentence of the first paragraph after the first reference to "Fixed Account" insert:

     (but not the Dollar Cost Averaging Fixed Account)

 4) Under "Transfers, Surrenders, and Withdrawals" at the end of the second paragraph add:

     These restrictions do not apply to transfers pursuant to the Dollar Cost Averaging Program. Also, the Company reserves the right to waive these restrictions.


AUTOMATIC PORTFOLIO REBALANCING

     Allstate Life of NY now offers Automatic Portfolio Rebalancing. Accordingly, your Prospectus is amended as follows:

Page 13: Add the following paragraphs after the fifth paragraph under "Transfers":

     Transfers may also be made automatically through Automatic Portfolio Rebalancing prior to the Payout Start Date. By electing Automatic Portfolio Rebalancing, all of the money allocated to Sub-Accounts of the Variable Account will be rebalanced to the desired allocation on a quarterly basis (or other frequencies that may be offered by the Company), determined from the first date that you decide to rebalance. Upon rebalancing, your money will be transferred among Sub-Accounts of the Variable Account to achieve the desired allocation.

     The desired allocation will be the allocation initially selected, unless subsequently changed. You may change the allocation at any time by giving us written notice. The new allocation will be effective with the first rebalancing that occurs after we receive the written request.

     Transfers made through Automatic Portfolio Rebalancing are not assessed a $25 charge and are not counted towards the twelve free transfers per Contract Year. Any money allocated to the Fixed Account or the Dollar Cost Averaging Fixed Account will not be included in the rebalancing.

WIDOW/WIDOWER WITHDRAWAL CHARGE WAIVER

     Allstate Life of NY now offers a Widow/Widower Withdrawal Charge Waiver. Accordingly, your Prospectus is amended as follows:

Page 16: Under number 4, please add the following sentence to the end of the first paragraph:

     If the Contract is continued prior to the Payout Start Date, the surviving spouse may make a single withdrawal of any amount within one year of the date of death without incurring an Early Withdrawal Charge.

PAYOUT START DATE

     Allstate Life of NY now allows a later Payout Start Date. Accordingly your prospectus is amended as follows:

Page 17: Under "Payout Start Date", replace the two references to "age 85" with "age 90".

PERFORMANCE DEATH BENEFIT

     Allstate Life of NY now offers, at the time the Contract is purchased, the option to elect the Performance Death Benefit. Accordingly, your Prospectus is amended as follows:

Page 4:  Add the definition of Performance Death Benefit:

     Performance Death Benefit - An additional death benefit option which can be selected at the time the Contract is purchased.


Page 5:  Question 6, after the first sentence insert the following:

     For Contracts with the optional Performance Death Benefit provision, an additional Mortality and Expense Risk Charge of .13% is assessed. As a result, Contracts with the optional Performance Death Benefit provision will have a Mortality and Expense Risk Charge of 1.38% and an Administrative Expense Charge of .10%.

Page 6: Question 7, before the last sentence of the first paragraph insert the following:

     For Contracts with the optional Performance Death Benefit provision, the Death Benefit will be the greatest of (1) through (3) above, or (4) the Performance Death Benefit. If the optional Performance Death Benefit is selected, it applies only at the death of Owner. It does not apply to the death of the Annuitant if different from the Owner unless the Owner is a nonnatural person.

Page 7: Replace the "Separate Account Annual Expenses" chart in its entirety with the following chart:

SEPARATE ACCOUNT ANNUAL EXPENSES (as a percentage of average account value)


                                             Without the Optional     With the Optional
                                             Performance              Performance
                                             Death Benefit            Death Benefit
                                             Provision                Provision
                                             --------------------     -----------------
Mortality and Expense Risk Charge            1.25%                    1.38%
Administrative Expense Charge                 .10%                     .10%
Total Separate Account Annual Expenses       1.35%                    1.48%


Replace the existing chart for Fund expenses in its entirety with the following chart:
Dean Witter Variable Investment Series, Inc. ("Fund") Expenses
(as a percentage of Fund average assets)


                                       Management        Other       Total Fund
Portfolio                                 Fees          Expenses   Annual Expenses
---------                              ----------       --------   ---------------
Money Market                              .50%           .02%           .52%
Quality Income Plus                       .50%(1)        .03%           .53%
High Yield                                .50%           .03%           .53%
Utilities                                 .65%(2)        .02%           .67%
Income Builder(4)                         .75%           .24%           .99%
Dividend Growth                           .53%(3)        .01%           .54%
Capital Growth                            .65%           .06%           .71%
Global Dividend Growth                    .75%           .09%           .84%
European Growth                          1.00%           .12%          1.12%
Pacific Growth                           1.00%           .44%          1.44%
Capital Appreciation(4)                   .75%           .22%           .97%
Equity                                    .50%(5)        .02%           .52%
Strategist                                .50%           .02%           .52%


(1) This percentage is applicable to Portfolio net assets of up to $500 million. For net assets which exceed $500 million, the management fee will be 0.45%.
(2) This percentage is applicable to Portfolio net assets of up to $500 million. For net assets which exceed $500 million, the management fee will be 0.55%.

(3) The management fee will be 0.625% for net assets of up to $500 million. For net assets which exceed $500 million, but to not exceed $1 billion, the management fee will be 0.50% and for net assets that exceed $1 billion, the management fee will be 0.475%.
(4) Dean Witter InterCapital has undertaken to assume all expenses until the pertinent portfolio has $50 million in assets or until July 31, 1998, whichever occurs first. Income Builder obtained $50 million on December 3, 1997 resulting in fees being applied on that date and thereafter.
(5) This percentage is applicable to Portfolio net assets of up to $1 billion. For net assets which exceed $1 billion, the management fee will be 0.475%.

Page 8:  Replace the "Example" chart with the following:

Add the following table under the section:  "If you surrender your
Contract ...."


(without the Performance Death Benefit**)    1 Year    3 Year    5 Year    10 Year
                                             ------    ------    ------    -------
Money Market Sub-Account                     $62       $87       $113      $226
Quality Income Plus Sub-Account              $62       $87       $114      $227
High Yield Sub-Account                       $62       $87       $114      $227
Utilities Sub-Account                        $64       $91       $121      $242
Income Builder Sub-Account                   $67       $101      $138      $276
Dividend Growth Sub-Account                  $63       $87       $114      $228
Capital Growth Sub-Account                   $64       $93       $123      $246
Global Dividend Growth Sub-Account           $66       $97       $130      $260
European Growth Sub-Account                  $68       $105      $144      $289
Pacific Growth Sub-Account                   $72       $115      $161      $321
Capital Appreciation Sub-Account             $67       $101      $137      $273
Equity Sub-Account                           $62       $87       $113      $226
Strategist Sub-Account                       $62       $87       $113      $226


(with the Performance Death Benefit***)      1 Year    3 Year    5 Year    10 Year
                                             ------    ------    ------    -------
Money Market Sub-Account                     $64       $91       $120      $240
Quality Income Plus Sub-Account              $64       $91       $121      $241
High Yield Sub-Account                       $64       $91       $121      $241
Utilities Sub-Account                        $65       $95       $128      $256
Income Builder Sub-Account                   $68       $105      $144      $289
Dividend Growth Sub-Account                  $64       $91       $121      $242
Capital Growth Sub-Account                   $66       $97       $130      $260
Global Dividend Growth Sub-Account           $67       $101      $137      $273
European Growth Sub-Account                  $70       $109      $151      $302
Pacific Growth Sub-Account                   $73       $119      $167      $333
Capital Appreciation Sub-Account             $68       $105      $143      $287
Equity Sub-Account                           $64       $91       $120      $240
Strategist Sub-Account                       $64       $91       $120      $240


Add the following table under the section:  "If you do not surrender your
Contract ...."

(without the Performance Death Benefit**)    1 Year    3 Year    5 Year    10 Year
                                             ------    ------    ------    -------
Money Market Sub-Account                     $20       $61       $105      $226
Quality Income Plus Sub-Account              $20       $61       $105      $227
High Yield Sub-Account                       $20       $61       $105      $227
Utilities Sub-Account                        $21       $66       $113      $242
Income Builder Sub-Account                   $25       $76       $129      $276
Dividend Growth Sub-Account                  $20       $62       $106      $228
Capital Growth Sub-Account                   $22       $67       $115      $246
Global Dividend Growth Sub-Account           $23       $71       $122      $260
European Growth Sub-Account                  $26       $80       $136      $289
Pacific Growth Sub-Account                   $29       $89       $152      $321
Capital Appreciation Sub-Account             $24       $75       $128      $273
Equity Sub-Account                           $20       $61       $105      $226
Strategist Sub-Account                       $20       $61       $105      $226


(with the Performance Death Benefit***)      1 Year    3 Year    5 Year    10 Year
                                             ------    ------    ------    -------
Money Market Sub-Account                     $21       $65       $112      $240
Quality Income Plus Sub-Account              $21       $65       $112      $241
High Yield Sub-Account                       $21       $65       $112      $241
Utilities Sub-Account                        $23       $70       $120      $256
Income Builder Sub-Account                   $26       $80       $136      $289
Dividend Growth Sub-Account                  $21       $66       $113      $242
Capital Growth Sub-Account                   $23       $71       $122      $260
Global Dividend Growth Sub-Account           $24       $75       $128      $273
European Growth Sub-Account                  $27       $84       $143      $302
Pacific Growth Sub-Account                   $31       $93       $159      $333
Capital Appreciation Sub-Account             $26       $79       $135      $287
Equity Sub-Account                           $21       $65       $112      $240
Strategist Sub-Account                       $21       $65       $112      $240


** Total Separate Account Expenses of  1.35%.
*** Total Separate Account Expenses of 1.48%.

Page 9:  Add the following column to the Condensed Financial Information table:

                                                                      1997
                                                                      ----
Money Market Sub-Account
     Accumulation Unit Value, Beginning of Period                   $ 12.084
     Accumulation Unit Value, End of Period                         $ 12.546
     Number of Units Outstanding, End of Period                       1,168,562
Quality Income Plus Sub-Account
     Accumulation Unit Value, Beginning of Period                   $ 16.404
     Accumulation Unit Value, End of Period                         $ 17.983
     Number of Units Outstanding, End of Period                       1,668,020
High Yield Sub-Account
     Accumulation Unit Value, Beginning of Period                   $ 24.148
     Accumulation Unit Value, End of Period                         $ 26.652



     Number of Units Outstanding, End of Period                       438,022
Utilities Sub-Account
     Accumulation Unit Value, Beginning of Period                   $ 19.298
     Accumulation Unit Value, End of Period                         $ 24.208
     Number of Units Outstanding, End of Period                       1,061,445
Income Builder Sub-Account
     Accumulation Unit Value, Beginning of Period                   $ 10.000
     Accumulation Unit Value, End of Period                         $ 12.084
     Number of Units Outstanding, End of Period                       136,370
Dividend Growth Sub-Account
     Accumulation Unit Value, Beginning of Period                   $ 26.298
     Accumulation Unit Value, End of Period                         $ 32.590
     Number of Units Outstanding, End of Period                       2,609,873
Capital Growth Sub-Account
     Accumulation Unit Value, Beginning of Period                   $ 16.421
     Accumulation Unit Value, End of Period                         $ 20.177
     Number of Units Outstanding, End of Period                       280,082
Global Dividend Growth Sub-Account
     Accumulation Unit Value, Beginning of Period                   $ 13.845
     Accumulation Unit Value, End of Period                         $ 15.304
     Number of Units Outstanding, End of Period                       1,363,172
European Growth Sub-Account
     Accumulation Unit Value, Beginning of Period                   $ 24.335
     Accumulation Unit Value, End of Period                         $ 27.870
     Number of Units Outstanding, End of Period                       716,444
Pacific Growth Sub-Account
     Accumulation Unit Value, Beginning of Period                   $ 9.858
     Accumulation Unit Value, End of Period                         $ 6.059
     Number of Units Outstanding, End of Period                       702,114
Capital Appreciation Sub-Account
     Accumulation Unit Value, Beginning of Period                   $ 10.000
     Accumulation Unit Value, End of Period                         $ 11.177
     Number of Units Outstanding, End of Period                       77,395
Equity Sub-Account
     Accumulation Unit Value, Beginning of Period                   $ 28.669
     Accumulation Unit Value, End of Period                         $ 38.873
     Number of Units Outstanding, End of Period                       853,934
Strategist Sub-Account
     Accumulation Unit Value, Beginning of Period                   $ 19.199
     Accumulation Unit Value, End of Period                         $ 21.540
     Number of Units Outstanding, End of Period                       1,549,369

Page 15: Under "Mortality and Expense Risk Charge" insert the following before the last sentence of the first paragraph:

     For Contracts with the optional Performance Death Benefit provision, the Mortality and Expense Risk Charge will be deducted daily, at a rate equal on an annual basis, to 1.38% of the daily net assets in the Variable Account. The assessment of the additional .13% for the optional Performance Death Benefit is attributed to the assumption of additional mortality risks (see pages 16-17, for a full description of the Death Benefit options).

Page 16: Insert the following paragraphs after the first paragraph under "Benefits Under The Contract":

     If the Performance Death Benefit option is selected, it applies only at the death of Owner. It does not apply to the death of the Annuitant if different from the Owner unless the Owner is a nonnatural person. For Contracts with the optional Performance Death Benefit provision, the Death Benefit will be the greatest of (a) through (c) above, or (d) the Performance Death Benefit.

     The optional Performance Death Benefit is equal to the greatest of the anniversary values as of the date the Company calculates the Death Benefit. The anniversary value is equal to the Cash Value on a Contract Anniversary:

          1. Increased by any purchase payments made since the Contract Anniversary; and

          2. Reduced by an adjustment for any partial withdrawals made since the Contract Anniversary.

          This adjustment is equal to the Cash Value on the Contract Anniversary multiplied by the ratio of the withdrawal amount to the Cash Value just before the withdrawal.

     On each Contract Anniversary, the Performance Death Benefit will be recalculated until the oldest Owner or the Annuitant, if the Owner is a nonnatural person, attains age 85. After age 85, we will only recalculate the Performance Death Benefit to reflect additional Purchase Payments and withdrawals. The Performance Death Benefit on the date of issue is equal to the initial purchase payment. In the absence of any withdrawals or Purchase Payments, the Performance Death Benefit will be the greatest of all Contract Anniversary Cash Values on or before the date the Company calculates the Death Benefit.

     The Performance Death Benefit will never be greater than the maximum death benefit allowed by any non-forfeiture laws which govern this Contract.

Page 18: In the first paragraph under "General Description", at the end of the sentence within the parenthesis, please insert:

     "or 1.48% if the optional Performance Death Benefit provision has been selected"

               SUPPLEMENT DATED APRIL 3, 1998 TO
             THE STATEMENT OF ADDITIONAL INFORMATION DATED MAY 1, 1997
                  OF ALLSTATE LIFE OF NEW YORK ANNUITY ACCOUNT II
                   OF ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

The Statement of Additional Information is amended as set forth below. Please retain this Supplement for future reference.

Under "Standardized Total Return" replace the existing table with the following tables for the periods ended December 31, 1997:

                   (Without the Optional Performance Death Benefit)
                                                            10-Years or Since
Sub-Account                        1 Year     5-Years       Inception (if less)
-----------                        ------     -------       -------------------
Money Market                       -0.49%     2.90%         2.89%
Quality Income Plus                5.31%      6.53%         7.32%
High Yield                         6.05%      10.12%        12.04%
Utilities                          21.14%     11.67%        12.74%
Income Builder                     NA         NA            16.72%
Dividend Growth                    19.61%     16.89%        15.54%
Capital Growth                     18.56%     9.47%         10.21%
Global Dividend Growth             6.22%      NA            11.13%
European Growth                    10.21%     21.96%        18.08%
Pacific Growth                     -42.85%    NA            -13.23%
Capital Appreciation               NA         NA            7.03%
Equity                             31.28%     18.42%        16.78%
Strategist                         7.88%      8.77%         9.10%

                   (With the Optional Performance Death Benefit)
                                                            10-Years or Since
Sub-Account                        1 Year     5-Years       Inception (if less)
-----------                        ------     -------       -------------------
Money Market                       -0.62%     2.76%         2.75%
Quality Income Plus                5.17%      6.39%         7.18%
High Yield                         5.91%      9.97%         11.89%
Utilities                          20.97%     11.52%        12.59%
Income Builder                     NA         NA            16.56%
Dividend Growth                    19.45%     16.74%        15.39%
Capital Growth                     18.40%     9.32%         10.07%
Global Dividend Growth             6.08%      NA            10.98%
European Growth                    10.07%     21.80%        17.93%
Pacific Growth                     -42.93%    NA            -13.35%
Capital Appreciation               NA         NA            6.88%
Equity                             31.10%     18.26%        16.63%
Strategist                         7.74%      8.63%         8.96%

Above the first paragraph on page 5, add the heading "Adjusted Historical Return". Replace the existing table that follows that paragraph with the following tables for the periods ended December 31, 1997:

Adjusted Historical Return

                   (Without the Optional Performance Death Benefit)
                                                            10-Years or Since
Sub-Account                        1 Year     5-Years       Inception (if less)
-----------                        ------     -------       -------------------
Money Market                       -0.49%     2.90%         4.51%
Quality Income Plus                5.31%      6.53%         8.33%
High Yield                         6.05%      10.12%        7.72%
Utilities                          21.14%     11.67%        11.84%
Income Builder                     NA         NA            16.72%
Dividend Growth                    19.61%     16.89%        13.15%
Capital Growth                     18.56%     9.47%         10.76%
Global Dividend Growth             6.22%      NA            11.13%
European Growth                    10.21%     21.96%        16.13%
Pacific Growth                     -42.85%    NA            -13.23%
Capital Appreciation               NA         NA            7.03%
Equity                             31.28%     18.42%        16.32%
Strategist                         7.88%      8.77%         9.98%


                   (With the Optional Performance Death Benefit)
                                                            10-Years or Since
Sub-Account                        1 Year     5-Years       Inception (if less)
-----------                        ------     -------       -------------------
Money Market                       -0.62%     2.76%         4.48%
Quality Income Plus                5.17%      6.39%         8.30%
High Yield                         5.91%      9.97%         7.69%
Utilities                          20.97%     11.52%        11.80%
Income Builder                     NA         NA            16.56%
Dividend Growth                    19.45%     16.74%        13.51%
Capital Growth                     18.40%     9.32%         10.62%
Global Dividend Growth             6.08%      NA            10.98%
European Growth                    10.07%     21.80%        15.98%
Pacific Growth                     -42.93%    NA            -13.35%
Capital Appreciation               NA         NA            6.88%
Equity                             31.10%     18.26%        16.29%
Strategist                         7.74%      8.63%         9.95%

Under "Other Total Return" replace the existing table with the following tables for the periods ended December 31, 1997:

                   (Without the Optional Performance Death Benefit)
                                                            10-Years or Since
Sub-Account                        1 Year     5-Years       Inception (if less)
-----------                        ------     -------       -------------------
Money Market                       3.82%      3.11%         2.95%
Quality Income Plus                9.62%      6.53%         7.32%
High Yield                         10.37%     10.29%        12.08%
Utilities                          25.45%     11.83%        12.78%
Income Builder                     NA         NA            22.24%
Dividend Growth                    23.92%     17.03%        15.59%
Capital Growth                     22.87%     9.65%         10.27%
Global Dividend Growth             10.54%     NA            11.66%
European Growth                    14.53%     22.07%        18.12%
Pacific Growth                     -38.54%    NA            -12.18%
Capital Appreciation               NA         NA            12.53%
Equity                             35.59%     18.55%        16.82%
Strategist                         12.19%     8.95%         9.15%


                   (With the Optional Performance Death Benefit)
                                                            10-Years or Since
Sub-Account                        1 Year     5-Years       Inception (if less)
-----------                        ------     -------       -------------------
Money Market                       3.69%      2.97%         2.82%
Quality Income Plus                9.48%      6.58%         7.23%
High Yield                         10.22%     10.13%        11.93%
Utilities                          25.29%     11.69%        12.63%
Income Builder                     NA         NA            22.08%
Dividend Growth                    23.76%     16.88%        15.44%
Capital Growth                     22.71%     9.50%         10.12%
Global Dividend Growth             10.39%     NA            11.52%
European Growth                    14.38%     21.92%        17.96%
Pacific Growth                     -38.62%    NA            -12.29%
Capital Appreciation               NA         NA            12.39%
Equity                             35.42%     18.40%        16.67%
Strategist                         12.05%     8.80%         9.01%

After page 12, the following replaces the financial statements appearing on pages F-1 through F-37, and the reports of the independent auditors thereon:

INDEPENDENT AUDITORS' REPORT


TO THE BOARD OF DIRECTORS AND SHAREHOLDER OF
ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK:

We have audited the accompanying Statements of Financial Position of Allstate Life Insurance Company of New York (the "Company") as of December 31, 1997 and 1996, and the related Statements of Operations, Shareholder's Equity and Cash Flows for each of the three years in the period ended December 31, 1997. Our audits also included Schedule IV - Reinsurance and Schedule V - Valuation and Qualifying Accounts. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles. Also, in our opinion, Schedule IV - Reinsurance and Schedule V - Valuation and Qualifying Accounts, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.


/s/ Deloitte & Touche LLP

Chicago, Illinois
February 20, 1998

                    ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                          STATEMENTS OF FINANCIAL POSITION


                                                                            DECEMBER 31,
                                                                      --------------------------
($ in thousands)                                                          1997          1996
                                                                          ----          ----
ASSETS
Investments
     Fixed income securities, at fair value (amortized cost
          $1,510,110 and $1,378,155)                                  $1,756,257     $1,500,783
     Mortgage loans                                                      114,627         84,657
     Policy loans                                                         27,600         25,359
     Short-term                                                            9,513         25,855
                                                                      ----------     ----------
     Total investments                                                 1,907,997      1,636,654

Deferred acquisition costs                                                71,946         61,559
Accrued investment income                                                 21,725         20,321
Reinsurance recoverables                                                   1,726          2,566
Cash                                                                         393          1,027
Other assets                                                               6,167          7,489
Separate Accounts                                                        308,595        260,668
                                                                      ----------     ----------
         Total assets                                                 $2,318,549     $1,990,284
                                                                      ----------     ----------
                                                                      ----------     ----------

LIABILITIES
Reserve for life-contingent contract benefits                         $1,084,409     $  911,457
Contractholder funds                                                     607,474        572,480
Income taxes payable                                                       1,419              -
Deferred income taxes                                                     16,990          3,692
Other liabilities and accrued expenses                                    10,985          6,405
Net payable to affiliates                                                  5,267          2,515
Separate Accounts                                                        308,595        260,668
                                                                      ----------     ----------
         Total liabilities                                             2,035,139      1,757,217
                                                                      ----------     ----------

SHAREHOLDER'S EQUITY
Common stock, $25 par value, 80,000 shares
  authorized, issued and outstanding                                       2,000          2,000
Additional capital paid-in                                                45,787         45,787
Unrealized net capital gains                                              64,479         36,852
Retained income                                                          171,144        148,428
                                                                      ----------     ----------
         Total shareholder's equity                                      283,410        233,067
                                                                      ----------     ----------
         Total liabilities and shareholder's equity                   $2,318,549     $1,990,284
                                                                      ----------     ----------
                                                                      ----------     ----------




See notes to financial statements.

                    ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                              STATEMENTS OF OPERATIONS




                                                                  YEAR ENDED DECEMBER 31,
                                                                  -----------------------
($ in thousands)                                            1997           1996          1995
                                                            ----           ----          ----
REVENUES
Premiums (net of reinsurance
   ceded of $3,087, $2,273 and $2,147)                   $ 90,366       $ 91,825       $126,713
Contract charges                                           28,597         25,281         21,603
Net investment income                                     124,887        112,862        104,384
Realized capital gains and losses                             701         (1,581)        (1,846)
                                                         --------       --------       --------
                                                          244,551        228,387        250,854
                                                         --------       --------       --------
COSTS AND EXPENSES
Contract benefits (net of reinsurance recoveries
   of $1,985, $2,827 and $1,581)                          179,872        172,772        198,055
Amortization of deferred acquisition costs                  5,023          6,512          5,502
Operating costs and expenses                               23,644         16,874         17,864
                                                         --------       --------       --------
                                                          208,539        196,158        221,421
                                                         --------       --------       --------

INCOME FROM OPERATIONS BEFORE
   INCOME TAX EXPENSE                                      36,012         32,229         29,433
INCOME TAX EXPENSE                                         13,296         11,668          9,911
                                                         --------       --------       --------

NET INCOME                                               $ 22,716       $ 20,561       $ 19,522
                                                         --------       --------       --------
                                                         --------       --------       --------





See notes to financial statements.

                    ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                         STATEMENTS OF SHAREHOLDER'S EQUITY



                                                   YEAR ENDED DECEMBER 31,
                                                   -----------------------
($ in thousands)                            1997           1996           1995
                                            ----           ----           ----
COMMON STOCK                              $  2,000       $  2,000       $  2,000
                                          --------       --------       --------
ADDITIONAL CAPITAL PAID-IN                  45,787         45,787         45,787
                                          --------       --------       --------

UNREALIZED NET CAPITAL GAINS
Balance, beginning of year                  36,852         74,413         (6,891)
Net change                                  27,627        (37,561)        81,304
                                          --------       --------       --------
Balance, end of year                        64,479         36,852         74,413
                                          --------       --------       --------

RETAINED INCOME
Balance, beginning of year                 148,428        127,867        108,345
Net income                                  22,716         20,561         19,522
                                          --------       --------       --------
Balance, end of year                       171,144        148,428        127,867
                                          --------       --------       --------
   Total shareholder's equity             $283,410       $233,067       $250,067
                                          --------       --------       --------
                                          --------       --------       --------





See notes to financial statements.

                    ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                              STATEMENTS OF CASH FLOWS


                                                                  YEAR ENDED DECEMBER 31,
                                                                  -----------------------
($ in thousands)                                           1997            1996           1995
                                                           ----            ----           ----
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                              $  22,716      $  20,561      $  19,522
Adjustments to reconcile net income to net
   cash provided by operating activities
      Depreciation, amortization and other
         non-cash items                                   (31,112)       (26,172)       (22,348)
      Realized capital gains and losses                      (701)         1,581          1,846
      Interest credited to contractholder funds            31,667         25,817         26,924
      Increase in life-contingent contract
         benefits and contractholder funds                 68,114         75,217        103,513
      Increase in deferred acquisition costs              (10,781)        (6,859)        (5,537)
      Increase in accrued investment income                (1,404)        (1,493)        (2,497)
      Change in deferred income taxes                      (1,578)           257         (2,677)
      Changes in other operating assets and
         liabilities                                       11,369         (4,234)         3,897
                                                        ---------      ---------      ---------
            Net cash provided by operating
              activities                                   88,290         84,675        122,643
                                                        ---------      ---------      ---------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales of fixed income securities             15,723         28,454         13,526
Investment collections
      Fixed income securities available for sale          120,061         72,751         30,871
      Fixed income securities held to maturity                  -              -          3,067
      Mortgage loans                                        5,365         12,508          6,499
Investment purchases
      Fixed income securities available for sale         (236,984)      (236,252)      (142,205)
      Fixed income securities held to maturity                  -              -        (32,046)
      Mortgage loans                                      (35,200)       (10,325)        (9,864)
Change in short-term investments, net                      16,342        (18,598)           (45)
Change in policy loans, net                                (2,241)        (2,574)          (859)
                                                        ---------      ---------      ---------
            Net cash used in investing activities        (116,934)      (154,036)      (131,056)
                                                        ---------      ---------      ---------

CASH FLOWS FROM FINANCING ACTIVITIES
Contractholder fund deposits                               79,384        115,420         76,534
Contractholder fund withdrawals                           (51,374)       (46,504)       (68,412)
                                                        ---------      ---------      ---------
            Net cash provided by financing
              activities                                   28,010         68,916          8,122
                                                        ---------      ---------      ---------

NET DECREASE IN CASH                                         (634)          (445)          (291)
CASH AT BEGINNING OF YEAR                                   1,027          1,472          1,763
                                                        ---------      ---------      ---------
CASH AT END OF YEAR                                     $     393      $   1,027      $   1,472
                                                        ---------      ---------      ---------
                                                        ---------      ---------      ---------



See notes to financial statements.

                    ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                           NOTES TO FINANCIAL STATEMENTS
                                  ($ IN THOUSANDS)

1.   GENERAL

BASIS OF PRESENTATION
The accompanying financial statements include the accounts of Allstate Life Insurance Company of New York (the "Company"). The Company is wholly owned by a wholly owned subsidiary ("Parent") of Allstate Insurance Company ("AIC"), a wholly owned subsidiary of The Allstate Corporation (the "Corporation"). On June 30, 1995, Sears, Roebuck and Co. ( "Sears") distributed its 80.3% ownership in the Corporation to Sears common shareholders through a tax-free dividend (the "Distribution"). These financial statements have been prepared in conformity with generally accepted accounting principles.

To conform with the 1997 presentation, certain amounts in the prior years' financial statements and notes have been reclassified.

NATURE OF OPERATIONS
The Company markets a broad line of life insurance and annuity products in the State of New York. Life insurance includes traditional products such as whole life and term life insurance, as well as universal life and other interest-sensitive life products. Annuities include deferred annuities, such as variable annuities and fixed rate single and flexible premium annuities, and immediate annuities such as structured settlement annuities. The Company distributes its products using a combination of Allstate agents which include life specialists, banks, independent agents, brokers and direct response marketing.

Structured settlement annuity contracts issued by the Company are long-term in nature and involve fixed guarantees relating to the amount and timing of benefit payments. Single and flexible premium deferred annuity contracts issued by the Company are subject to discretionary withdrawal or surrender by the customers, subject to applicable surrender charges. In a low interest rate environment, funds from maturing investments, particularly those supporting long-term structured settlement annuity obligations, may be reinvested at substantially lower interest rates than those which prevailed when the funds were previously invested.

The Company utilizes various modeling techniques in managing the relationship between assets and liabilities. The fixed income securities supporting the Company's obligations have been selected to meet, to the extent possible, the anticipated cash flow requirements of the related liabilities. The Company employs strategies to minimize its exposure to interest rate risk and to maintain investments which are sufficiently liquid to meet obligations to contractholders in various interest rate scenarios.

The Company monitors economic and regulatory developments which have the potential to impact its business. There continues to be new and proposed federal and state regulation and legislation that would allow banks greater participation in the securities and insurance businesses, which will present an increased level of competition for sales of the Company's life and annuity products. Furthermore, the market for deferred annuities and interest-sensitive life insurance is enhanced by the tax incentives available under current law. Any legislative

                    ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                           NOTES TO FINANCIAL STATEMENTS
                                  ($ IN THOUSANDS)

changes which lessen these incentives are likely to negatively impact the demand for these products.

Although the Company currently benefits from agreements with financial services entities who market and distribute its products, consolidation within that industry and specifically, a change in control of those entities with which the Company partners, could affect the Company's sales.

Enacted and pending state legislation to permit mutual insurance companies to convert to a hybrid structure known as a mutual holding company could have a number of significant effects on the Company by (1) increasing industry competition through consolidation caused by mergers and acquisitions related to the new corporate form of business; (2) increasing competition in capital markets; and (3) reopening stock/mutual company disagreements related to such issues as taxation disparity between mutual and stock insurance companies.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENTS
Fixed income securities include bonds and mortgage-backed and asset-backed securities. All fixed income securities are carried at fair value and may be sold prior to their contractual maturity ("available for sale"). The difference between amortized cost and fair value, net of deferred income taxes, certain deferred acquisition costs, and reserves for life-contingent contract benefits, is reflected as a component of shareholder's equity. Provisions are recognized for declines in the value of fixed income securities that are other than temporary. Such writedowns are included in realized capital gains and losses.

Mortgage loans are carried at outstanding principal balance, net of unamortized premium or discount and valuation allowances. Valuation allowances are established for impaired loans when it is probable that contractual principal and interest will not be collected. Valuation allowances for impaired loans reduce the carrying value to the fair value of the collateral or the present value of the loan's expected future repayment cash flows discounted at the loan's original effective interest rate. Valuation allowances on loans not considered to be impaired are established based on consideration of the underlying collateral, borrower financial strength, current and expected future market conditions, and other factors.

Short-term investments are carried at amortized cost which approximates fair value. Policy loans are carried at the unpaid principal balances.

Investment income consists primarily of interest, which is recognized on an accrual basis. Interest income on mortgage-backed and asset-backed securities is determined on the effective yield method, based on estimated principal repayments. Accrual of income is suspended for fixed income securities and mortgage loans that are in default or when the receipt of interest payments is in doubt. Realized capital gains and losses are determined on a specific identification basis.

                    ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                           NOTES TO FINANCIAL STATEMENTS
                                  ($ IN THOUSANDS)

DERIVATIVE FINANCIAL INSTRUMENTS
The Company utilizes futures contracts which are derivative financial instruments. When futures meet specific criteria they may be designated as accounting hedges and accounted for on a deferral basis, depending upon the nature of the hedge strategy and the method used to account for the hedged item.

If, subsequent to entering into a hedge transaction, the futures contract becomes ineffective (including if the hedged item is sold or otherwise extinguished or the occurrence of a hedged anticipatory transaction is no longer probable), the Company terminates the derivative position. Gains and losses on these terminations are reported in realized capital gains and losses in the period they occur. The Company may also terminate derivatives as a result of other events or circumstances. Gains and losses on these terminations are either deferred and amortized over the remaining life of either the hedge or the hedged item, whichever is shorter, or are reported in shareholder's equity, consistent with the accounting for the hedged item. Futures contracts must reduce the primary market risk exposure on an enterprise basis in conjunction with the hedge strategy; be designated as a hedge at the inception of the transaction; and be highly correlated with the fair value of, or interest income or expense associated with, the hedged item at inception and throughout the hedge period.

Under deferral accounting, gains and losses on derivatives are deferred on the statement of financial position and recognized in earnings in conjunction with earnings on the hedged item. The Company accounts for interest rate futures contracts as hedges using deferral accounting for anticipatory investment purchases and sales when the criteria for futures (discussed above) are met. In addition, anticipated transactions must be probable of occurrence and their significant terms and characteristics identified.

Changes in fair values of these types of derivatives are initially deferred as other liabilities and accrued expenses. Once the anticipated transaction occurs, the deferred gains or losses are considered part of the cost basis of the asset and reported net of tax in shareholder's equity or recognized as a gain or loss from disposition of the asset, as appropriate. The Company reports initial margin deposits on futures in short-term investments. Fees and commissions paid on these derivatives are also deferred as an adjustment to the carrying value of the hedged item.

RECOGNITION OF PREMIUM REVENUES AND CONTRACT CHARGES
Premiums for traditional life insurance are recognized as revenue when due. Accident and disability premiums are earned on a pro rata basis over the policy period. Revenues on interest-sensitive life insurance policies are comprised of contract charges and fees, and are recognized when assessed against the policyholder account balance. Revenues on most annuities, which are considered investment contracts, include contract charges and fees for contract administration and surrenders. These revenues are recognized when levied against the contract balance. Gross premium in excess of the net premium on limited payment contracts, primarily structured settlement annuities when sold with life contingencies, are deferred and recognized over the contract period.

                    ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                           NOTES TO FINANCIAL STATEMENTS
                                  ($ IN THOUSANDS)

REINSURANCE
Certain premiums and contract benefits are ceded and reflected net of such cessions in the statements of operations. Reinsurance recoverable and the related reserves for life-contingent contract benefits are reported separately in the statements of financial position. The Company continues to have primary liability as the direct insurer for risks reinsured.

DEFERRED ACQUISITION COSTS
Certain costs of acquiring life and annuity business, principally agents' remuneration, premium taxes, certain underwriting costs and direct mail solicitation expenses are deferred and amortized to income. For traditional life insurance, limited payment contracts and accident and disability insurance, these costs are amortized in proportion to the estimated revenues on such business. For universal life-type policies and investment contracts, the costs are amortized in relation to the present value of estimated gross profits on such business. Changes in the amount or timing of estimated gross profits will result in adjustments in the cumulative amortization of these costs. To the extent that unrealized gains or losses on fixed income securities carried at fair value would result in an adjustment of deferred acquisition costs had those gains or losses actually been realized, the related unamortized deferred acquisition costs are recorded as a reduction of the unrealized gains or losses included in shareholder's equity, net of deferred income taxes.

INCOME TAXES
The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. The principal assets and liabilities giving rise to such differences are insurance reserves and deferred acquisition costs. Deferred income taxes also arise from unrealized capital gains and losses on fixed income securities carried at fair value.

SEPARATE ACCOUNTS
The Company issues flexible premium deferred variable annuity contracts, the assets and liabilities of which are legally segregated and reflected in the accompanying statements of financial position as assets and liabilities of the Separate Accounts (Allstate Life of New York Variable Annuity Account, Allstate Life of New York Variable Annuity Account II and Allstate Life of New York Separate Account A, unit investment trusts registered with the Securities and Exchange Commission).

The assets of the Separate Accounts carried at fair value. Investment income and realized capital gains and losses of the Separate Accounts accrue directly to the contractholders and, therefore, are not included in the Company's statements of operations. Revenues to the Company from the Separate Accounts consist of contract maintenance fees, administration fees and mortality and expense risk charges.

RESERVES FOR LIFE-CONTINGENT CONTRACT BENEFITS
The reserve for life-contingent contract benefits, which relates to traditional life insurance, group annuities and structured settlement annuities with life contingencies, disability insurance and accident insurance, is computed on the basis of assumptions as to future investment yields, mortality, morbidity, terminations and expenses. These assumptions, which for traditional life insurance are applied using the net level premium method, include provisions for adverse deviation and generally vary by such characteristics as type of coverage, year of issue and policy duration. Reserve interest rates ranged from 4.00% to 11.00% during 1997. To the extent that unrealized gains on fixed income securities would result in a premium deficiency had those gains actually been realized, the related increase in reserves is recorded as a reduction of the unrealized gains included in shareholder's equity, net of deferred income taxes.

CONTRACTHOLDER FUNDS
Contractholder funds arise from the issuance of individual or group policies and contracts that include an investment component, including most annuities and universal life policies. Payments received are recorded as interest-bearing liabilities. Contractholder funds are equal to deposits received and interest credited to the benefit of the contractholder less withdrawals, mortality charges and administrative expenses. Credited interest rates on contractholder funds ranged from 3.30% to 9.75% for those contracts with fixed interest rates and from 3.25% to 7.75% for those with flexible rates during 1997.

OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS
Commitments to extend mortgage loans have only off-balance-sheet risk because their contractual amounts are not recorded in the Company's statements of financial position.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.   RELATED PARTY TRANSACTIONS

REINSURANCE
The Company cedes business to the Parent under reinsurance treaties to limit aggregate and single exposures on large risks. Premiums and policy benefits ceded totaled $2,171 and $327 in 1997, $1,383 and $1,662 in 1996, and $1,259 and
$278 in 1995, respectively. Included in the reinsurance recoverable at December 31, 1997 and 1996 are amounts due from the Parent of $342 and $965, respectively.

STRUCTURED SETTLEMENT ANNUITIES
AIC, through an affiliate, purchased $12,766, $15,610 and $11,243 of structured settlement annuities from the Company in 1997, 1996 and 1995, respectively. Of these amounts, $3,468, $8,517 and $4,164 relate to structured settlement annuities with life contingencies and are included in premium income in 1997, 1996 and 1995, respectively. Additionally, the reserve for life-contingent contract benefits was increased by approximately 94% of such premium received in each of these years.

                    ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                           NOTES TO FINANCIAL STATEMENTS
                                  ($ IN THOUSANDS)

BUSINESS OPERATIONS
The Company utilizes services and business facilities owned or leased, and operated by AIC in conducting its business activities. The Company reimburses AIC for the operating expenses incurred by AIC on behalf of the Company. The cost to the Company is determined by various allocation methods and is primarily related to the level of services provided. Expenses allocated to the Company were $27,632, $23,134 and $21,288 in 1997, 1996 and 1995, respectively. A portion of these expenses related to the acquisition of life and annuity business is deferred and amortized over the contract period.

                     ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                            NOTES TO FINANCIAL STATEMENTS
                                   ($ IN THOUSANDS)

4.   INVESTMENTS

FAIR VALUES
The amortized cost, gross unrealized gains and losses, and fair value for fixed income securities are as follows:

                                                                             GROSS UNREALIZED
                                                         AMORTIZED           ----------------          FAIR
                                                           COST           GAINS           LOSSES       VALUE
                                                           ----           -----           ------       -----
AT DECEMBER 31, 1997
--------------------
     U.S. government and agencies                      $  416,203       $126,824        $  (212)    $  542,815
     Municipal                                             35,382          2,449            (22)        37,809
     Corporate                                            803,935        103,700           (479)       907,156
     Mortgage-backed securities                           215,465         13,442           (166)       228,741
     Asset-backed securities                               39,125            642            (31)        39,736
                                                       ----------       --------        -------     ----------
          Total fixed income securities                $1,510,110       $247,057        $  (910)    $1,756,257
                                                       ----------       --------        -------     ----------
                                                       ----------       --------        -------     ----------
AT DECEMBER 31, 1996
--------------------
     U.S. government and agencies                      $  387,806       $ 54,349        $(2,642)    $  439,513
     Municipal                                             36,158          1,883           (406)        37,635
     Corporate                                            734,500         68,022         (4,592)       797,930
     Mortgage-backed securities                           188,480          6,793         (1,106)       194,167
     Asset-backed securities                               31,211            394            (67)        31,538
                                                       ----------       --------        -------     ----------
          Total fixed income securities                $1,378,155       $131,441        $(8,813)    $1,500,783
                                                       ----------       --------        -------     ----------
                                                       ----------       --------        -------     ----------

SCHEDULED MATURITIES
The scheduled maturities for fixed income securities are as follows at December 31, 1997:

                                               AMORTIZED
                                                  COST           FAIR VALUE
                                             -----------         ----------
Due in one year or less                      $   18,751          $   18,839
Due after one year through five years            74,886              77,931
Due after five years through ten years          221,116             237,020
Due after ten years                             940,767           1,153,990
                                             -----------         ----------
                                              1,255,520           1,487,780
  Mortgage- and asset-backed securities         254,590             268,477
                                             -----------         ----------
       Total                                 $1,510,110          $1,756,257
                                             -----------         ----------
                                             -----------         ----------

Actual maturities may differ from those scheduled as a result of prepayments by the issuers.

                     ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                            NOTES TO FINANCIAL STATEMENTS
                                   ($ IN THOUSANDS)

NET INVESTMENT INCOME

YEAR ENDED DECEMBER 31,                                1997                1996               1995
-----------------------                                ----                ----               ----
Fixed income securities                             $116,763            $104,583            $ 95,212
Mortgage loans                                         7,896               7,113               7,999
Other                                                  2,200               2,942               2,744
                                                    --------            --------            --------
   Investment income, before expense                 126,859             114,638             105,955
   Investment expense                                  1,972               1,776               1,571
                                                    --------            --------            --------
   Net investment income                            $124,887            $112,862            $104,384
                                                    --------            --------            --------
                                                    --------            --------            --------

REALIZED CAPITAL GAINS AND LOSSES

YEAR ENDED DECEMBER 31,                                1997                1996               1995
-----------------------                                ----                ----               ----
Fixed income securities                             $    922            $ (1,522)           $    422
Mortgage loans                                          (221)                (59)             (2,268)
                                                    --------            --------            --------
      Realized capital gains and losses                  701              (1,581)             (1,846)
      Income tax expense (benefit)                       245                (553)               (646)
                                                    --------            --------            --------
      Realized capital gains and losses, after tax  $    456            $ (1,028)           $ (1,200)
                                                    --------            --------            --------
                                                    --------            --------            --------


Excluding calls and prepayments, gross gains of $471, $480 and $172 and gross losses of $105, $2,308 and $105 were realized on sales of fixed income securities during 1997, 1996 and 1995, respectively.

UNREALIZED NET CAPITAL GAINS
Unrealized net capital gains on fixed income securities included in shareholder's equity at December 31, 1997 are as follows:


                                                       COST/                       UNREALIZED
                                                     AMORTIZED        FAIR            NET
                                                       COST           VALUE          GAINS
                                                       ----           -----          -----
Fixed income securities                             $1,510,110      $1,756,257      $246,147
                                                    ----------      ----------
                                                    ----------      ----------
Reserves for life insurance policy benefits                                         (145,455)
Deferred income taxes                                                                (34,720)
Deferred acquisition costs and other                                                  (1,493)
                                                                                    --------
Unrealized net capital gains                                                         $64,479
                                                                                    --------
                                                                                    --------

                    ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                           NOTES TO FINANCIAL STATEMENTS
                                  ($ IN THOUSANDS)


CHANGE IN UNREALIZED NET CAPITAL GAINS

YEAR ENDED DECEMBER 31,                           1997           1996          1995
-----------------------                           ----           ----          ----
Fixed income securities                        $123,519      $ (82,847)      $216,975
Reserves for life insurance policy benefits     (80,155)        24,300        (89,600)
Deferred income taxes                           (14,876)        20,224        (43,779)
Deferred acquisition costs and other               (861)           762         (2,292)
                                               --------      ---------       --------
Increase (decrease) in unrealized net
      capital gains                            $ 27,627      $ (37,561)      $ 81,304
                                               --------      ---------       --------
                                               --------      ---------       --------

INVESTMENT LOSS PROVISIONS AND VALUATION ALLOWANCES
Pretax provisions for investment losses, principally relating to other than temporary declines in value of fixed income securities and valuation allowances on mortgage loans were $261, $208 and $2,448 in 1997, 1996 and 1995, respectively.

MORTGAGE LOAN IMPAIRMENT
A mortgage loan is impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement.

The Company had no impaired loans at December 31, 1997 and 1996. The net carrying value of impaired loans at December 31, 1995 was $9,647, measured at the fair value of the collateral. The total investment in impaired mortage loans before valuation allowance at December 31, 1995 was $11,581 and the related allowance on these impaired loans ws $1,934.

Activity in the valuation allowance for all mortgage loans for the years ended December 31, 1997, 1996 and 1995 is summarized as follows:

                                                   1997          1996         1995
                                                   ----          ----         ----
Balance at January 1                             $  225         $1,952       $1,179
   Net additions (reductions)                       261           (296)       1,923
   Direct write-downs                                 -         (1,431)      (1,150)
                                                 ------         ------       ------
Balance at December 31                           $  486         $  225       $1,952
                                                 ------         ------       ------
                                                 ------         ------       ------

Interest income is recognized on a cash basis for impaired loans carried at the fair value of the collateral, beginning at the time of impairment. For other impaired loans, interest is accrued based on the net carrying value. There were no impaired loans during 1997. The Company recognized interest income of $281 and $1,398 on impaired loans during 1996 and 1995, respectively, of which $281 and $1,194 was received in cash during 1996 and 1995, respectively. The average recorded investment in impaired loans was $5,154 and $8,900 during 1996 and 1995, respectively.

                    ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                           NOTES TO FINANCIAL STATEMENTS
                                  ($ IN THOUSANDS)

INVESTMENT CONCENTRATION FOR MUNICIPAL BOND AND COMMERCIAL MORTGAGE PORTFOLIOS AND OTHER INVESTMENT INFORMATION

The Company maintains a diversified portfolio of municipal bonds. The largest concentrations in the portfolio are presented below. Except for the following, holdings in no other state exceeded 5% of the portfolio at December 31, 1997 and 1996:

(% of municipal bond portfolio carrying value)          1997           1996
                                                        ----           ----
     Ohio                                               28.4%          25.9%
     California                                         22.7           24.3
     Illinois                                           19.8           19.0
     Maryland                                            8.0            7.8
     Maine                                               5.6            5.7
     Minnesota                                           5.5            5.3
     New York                                            5.4            5.3

The Company's mortgage loans are collateralized by a variety of commercial real estate property types located throughout the United States. Substantially all of the commercial mortgage loans are non-recourse to the borrower. The states with the largest portion of the commercial mortgage loan portfolio are listed below. Except for the following, holdings in no other state exceed 5% of the portfolio at December 31, 1997 and 1996:

(% of commercial mortgage portfolio carrying value)     1997           1996
                                                        ----           ----
     California                                         47.7%          49.1%
     New York                                           30.5           21.1
     Illinois                                           15.3           21.3

The types of properties collateralizing the commercial mortgage loans at December 31, are as follows:

(% of commercial mortgage portfolio carrying value)     1997           1996
                                                        ----           ----
     Retail                                             38.8%          39.1%
     Warehouse                                          25.4           24.2
     Office buildings                                   15.3           14.3
     Apartment complex                                  14.9           14.6
     Industrial                                          4.9            6.8
     Other                                               0.7            1.0
                                                       -----          -----
                                                       100.0%         100.0%
                                                       -----          -----
                                                       -----          -----

                    ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                           NOTES TO FINANCIAL STATEMENTS
                                  ($ IN THOUSANDS)

The contractual maturities of the commercial mortgage loan portfolio as of December 31, 1997, for loans that were not in foreclosure are as follows:

                  NUMBER OF LOANS  CARRYING VALUE           PERCENT
                  ---------------  --------------           -------
1999                    3              $5,302                 4.6%
2000                    4               7,927                 6.9
2001                    5               7,340                 6.4
2002                    2               6,385                 5.6
Thereafter             23              87,673                76.5
                      ----           --------               -----
     Total             37            $114,627               100.0%
                      ----           --------               -----
                      ----           --------               -----

In 1997, $7.3 million of commercial mortgage loans were contractually due. Of these, 20.9% were paid as due and 79.1% were refinanced at prevailing market terms.

SECURITIES ON DEPOSIT
At December 31, 1997, fixed income securities with a carrying value of $1,981 were on deposit with regulatory authorities as required by law.


5.   FINANCIAL INSTRUMENTS

In the normal course of business, the Company invests in various financial assets, incurs various financial liabilities and enters into agreements involving derivative financial instruments and other off-balance-sheet financial instruments. The fair value estimates of financial instruments presented below are not necessarily indicative of the amounts the Company might pay or receive in actual market transactions. Potential taxes and other transaction costs have not been considered in estimating fair value. The disclosures that follow do not reflect the fair value of the Company as a whole since a number of the Company's significant assets (including deferred acquisition costs and reinsurance recoverables) and liabilities (including reserve for life-contingent contract benefits and deferred income taxes) are not considered financial instruments and are not carried at fair value. Other assets and liabilities considered financial instruments, accrued investment income and cash are generally of a short-term nature. It is assumed that their carrying value approximates fair value.

                    ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                           NOTES TO FINANCIAL STATEMENTS
                                  ($ IN THOUSANDS)

FINANCIAL ASSETS
The carrying value and fair value of financial assets at December 31, are as follows:

                                                    1997                         1996
                                                    ----                         ----
                                          CARRYING         FAIR         CARRYING        FAIR
                                            VALUE          VALUE          VALUE         VALUE
                                            -----          -----          -----         -----
Fixed income securities                 $1,756,257     $1,756,257     $1,500,783     $1,500,783
Mortgage loans                             114,627        120,849         84,657         83,789
Short-term investments                       9,513          9,513         25,855         25,855
Policy loans                                27,600         27,600         25,359         25,359
Separate Accounts                          308,595        308,595        260,668        260,668

Carrying value and fair value include the effects of derivative financial instruments where applicable.

Fair values for fixed income securities are based on quoted market prices where available. Non-quoted securities are valued based on discounted cash flows using current interest rates for similar securities. Mortgage loans are valued based on discounted contractual cash flows. Discount rates are selected using current rates at which similar loans would be made to borrowers with similar characteristics, using similar properties as collateral. Loans that exceed 100% loan-to-value are valued at the estimated fair value of the underlying collateral. Short-term investments are highly liquid investments with maturities of less than one year whose carrying value approximates fair value.

The carrying value of policy loans approximates its fair value. Separate Accounts assets are carried in the statements of financial position at fair value.

                    ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                           NOTES TO FINANCIAL STATEMENTS
                                  ($ IN THOUSANDS)

FINANCIAL LIABILITIES
The carrying value and fair value of financial liabilities at December 31, are as follows:

                                                    1997                         1996
                                                    ----                         ----
                                          CARRYING         FAIR         CARRYING        FAIR
                                            VALUE          VALUE          VALUE         VALUE
                                            -----          -----          -----         -----
Contractholder funds on
     investment contracts                 $437,449       $466,136       $421,642       $430,696
Separate Accounts                          308,595        308,595        260,668        260,668

The fair value of contractholder funds on investment contracts is based on the terms of the underlying contracts. Reserves on investment contracts with no stated maturities (single premium and flexible premium deferred annuities) are valued at the account balance less surrender charges. The fair value of immediate annuities and annuities without life contingencies with fixed terms is estimated using discounted cash flow calculations based on interest rates currently offered for contracts with similar terms and durations. Separate Accounts liabilities are carried at the fair value of the underlying assets.

DERIVATIVE FINANCIAL INSTRUMENTS
The Company primarily uses derivative financial instruments to reduce its exposure to market risk, specifically interest rate risk, in conjunction with asset/liability management. The Company does not hold or issue these instruments for trading purposes.

The following table summarizes the contract or notional amount, credit exposure, fair value and carrying value of the Company's derivative financial instruments:

                                      CONTRACT/                               CARRYING VALUE
                                      NOTIONAL        CREDIT        FAIR          ASSETS/
                                       AMOUNT        EXPOSURE       VALUE      (LIABILITIES)
                                      -------        --------      -------    --------------
AT DECEMBER 31, 1997
--------------------
Financial futures contracts           $29,800        $     -       $  (153)       $  (810)

AT DECEMBER 31, 1996
--------------------
Financial futures contracts           $ 6,700        $    56        $    56        $   266


The contract or notional amounts are used to calculate the exchange of contractual payments under the agreements and are not representative of the potential for gain or loss on these agreements.

                    ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                           NOTES TO FINANCIAL STATEMENTS
                                  ($ IN THOUSANDS)

Credit exposure represents the Company's potential loss if all of the counterparties failed to perform under the contractual terms of the contracts and all collateral, if any, became worthless. This exposure is represented by the fair value of contracts with a positive fair value at the reporting date reduced by the effect, if any, of master netting agreements.

The Company manages its exposure to credit risk by utilizing highly rated counterparties, establishing risk control limits, executing legally enforceable master netting agreements and obtaining collateral where appropriate. To date, the Company has not incurred any losses on derivative financial instruments due to counterparty nonperformance.

Fair value is the estimated amount that the Company would receive (pay) to terminate or assign the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Dealer and exchange quotes are available for the Company's derivatives.

Financial futures are commitments to either purchase or sell designated financial instruments at a future date for a specified price or yield. They may be settled in cash or through delivery. As part of its asset/liability management, the Company generally utilizes futures contracts to manage its market risk related to fixed income securities and anticipatory investment purchases and sales. Futures used as hedges of anticipatory transactions pertain to identified transactions which are probable to occur and are generally completed within ninety days. Futures contracts have limited off-balance-sheet credit risk as they are executed on organized exchanges and require security deposits, as well as the daily cash settlement of margins.

Market risk is the risk that the Company will incur losses due to adverse changes in market rates and prices. Market risk exists for all of the derivative financial instruments that the Company currently holds, as these instruments may become less valuable due to adverse changes in market conditions. The Company mitigates this risk through established risk limits set by senior management. In addition, the change in the value of the Company's derivative financial instruments designated as hedges are generally offset by the change in the value of the related assets and liabilities.

OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS
Commitments to extend mortgage loans are agreements to lend to a borrower provided there is no violation of any condition established in the contract. The Company enters these agreements to commit to future loan fundings at a predetermined interest rate. Commitments generally have fixed expiration dates or other termination clauses. Commitments to extend mortgage loans, which are secured by the underlying properties, are valued based on estimates of fees charged by other institutions to make similar commitments to similar borrowers. At December 31, 1997 and 1996, the Company had $18,000 and $6,190 in mortgage loan commitments which had a fair value of $180 and $62, respectively.

                    ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                           NOTES TO FINANCIAL STATEMENTS
                                  ($ IN THOUSANDS)

6.   INCOME TAXES

The Company joins the Corporation and its other eligible domestic subsidiaries in the filing of a consolidated federal income tax return (the "Allstate Group") and is party to a federal income tax allocation agreement (the "Tax Sharing Agreement"). Under the Tax Sharing Agreement, the Company paid to or received from the Corporation the amount, if any, by which the Allstate Group's federal income tax liability was affected by virtue of inclusion of the Company in the consolidated federal income tax return. Effectively, this results in the Company's annual income tax provision being computed, with adjustments, as if the Company filed a separate return.

Prior to the Distribution, the Corporation and all of its eligible domestic subsidiaries, including the Company, joined with Sears and its domestic business units (the "Sears Group") in the filing of a consolidated federal income tax return (the "Sears Tax Group") and were parties to a federal income tax allocation agreement (the "Sears Tax Sharing Agreement"). Under the Sears Tax Sharing Agreement, the Company, through the Corporation, paid to or received from the Sears Group the amount, if any, by which the Sears Tax Group's federal income tax liability was affected by virtue of inclusion of the Company in the consolidated federal income tax return. Effectively, this resulted in the Company's annual income tax provision being computed as if the Allstate Group filed a separate consolidated return, except that items such as net operating losses, capital losses or similar items, which might not be recognized in a separate return, were allocated according to the Sears Tax Sharing Agreement.

The Allstate Group and Sears Group have entered into an agreement which governs their respective rights and obligations with respect to federal income taxes for all periods prior to the Distribution ("Consolidated Tax Years"). The agreement provides that all Consolidated Tax Years will continue to be governed by the Sears Tax Sharing Agreement with respect to the Allstate Group's federal income tax liability.

                    ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                           NOTES TO FINANCIAL STATEMENTS
                                  ($ IN THOUSANDS)

The components of the deferred income tax assets and liabilities at December 31, are as follows:

                                                  1997                1996
                                                  ----                ----
DEFERRED ASSETS
Life-contingent contract reserves and
   contractholder funds                         $34,084             $27,951
Difference in tax bases of investments              742                 270
Loss on disposal of discontinued operations         364                 375
Other postretirement benefits                       352                 524
Other assets                                        255               1,789
                                                -------             -------
      Total deferred assets                      35,797              30,909
                                                -------             -------

DEFERRED LIABILITIES
Unrealized net capital gains                    (34,720)            (19,844)
Deferred acquisition costs                      (15,821)            (14,020)
Prepaid commission expense                         (792)               (717)
Other liabilities                                (1,454)                (20)
                                                -------             -------
      Total deferred liabilities                (52,787)            (34,601)
                                                -------             -------
      Net deferred liability                   $(16,990)            $(3,692)
                                               --------             -------
                                               --------             -------


The components of income tax expense for the year ended December 31, are as follows:

                                   1997           1996                1995
                                   ----           ----                ----
Current                          $14,874        $11,411             $12,588
Deferred                          (1,578)           257              (2,677)
                                 -------        -------             -------
   Total income tax expense      $13,296        $11,668             $ 9,911
                                 -------        -------             -------
                                 -------        -------             -------

The Company paid income taxes of $13,350, $11,968 and $12,096 in 1997, 1996 and 1995, respectively. The Company had an income tax payable of $1,419 at December 31, 1997 and an income tax recoverable of $105 at December 31, 1996.

A reconciliation of the statutory federal income tax rate to the effective income tax rate on income from operations for the year ended December 31, is as follows:

                                         1997           1996           1995
                                         ----           ----           ----
Statutory federal income tax rate        35.0%          35.0%          35.0%
State income tax expense                  2.2            2.4            2.3
Other                                     (.3)          (1.2)          (1.3)
                                         ----           ----           ----
Effective income tax rate                36.9%          36.2%          36.0%
                                         ----           ----           ----
                                         ----           ----           ----

                    ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                           NOTES TO FINANCIAL STATEMENTS
                                  ($ IN THOUSANDS)

Prior to January 1, 1984, the Company was entitled to exclude certain amounts from taxable income and accumulate such amounts in a "policyholder surplus" account. The balance in this account at December 31, 1997, approximately $389, will result in federal income taxes payable of $136 if distributed by the Company. No provision for taxes has been made as the Company has no plan to distribute amounts from this account. No further additions to the account are allowed under the Tax Reform Act of 1984.


7.   STATUTORY FINANCIAL INFORMATION

The following tables reconcile net income for the year ended December 31, and shareholder's equity at December 31, as reported herein in conformity with generally accepted accounting principles with statutory net income and capital and surplus, determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities:


                                                              NET INCOME
                                                              ----------
                                                  1997           1996          1995
                                                  ----           ----          ----
Balance per generally accepted accounting
 principles                                   $  22,716      $  20,561      $  19,522
   Deferred acquisition costs                   (10,782)        (6,858)        (5,537)
   Deferred income taxes                         (1,578)           257         (2,677)
   Statutory reserves                             7,749          6,101         11,380
   Other postretirement and postemployment
     benefits                                       (36)           (34)            71
   Other                                            522         (1,882)           441
                                              ---------      ---------      ---------
Balance per statutory accounting practices    $  18,591      $  18,145      $  23,200
                                              ---------      ---------      ---------
                                              ---------      ---------      ---------

                                                               SHAREHOLDER'S EQUITY
                                                               --------------------
                                                                1997          1996
                                                                ----          ----
Balance per generally accepted accounting principles        $  283,410     $  233,067
  Deferred acquisition costs                                   (71,946)       (61,559)
  Deferred income taxes                                         16,990          3,692
  Unrealized gain/loss on fixed income securities             (246,147)      (122,628)
  Non-admitted assets                                           (4,301)        (2,739)
  Statutory reserves                                           207,163        115,725
  Other postretirement and postemployment benefits               1,007          1,074
  Other                                                         (1,556)        (1,613)
                                                            ----------     ----------
Balance per statutory accounting practices                  $  184,620     $  165,019
                                                            ----------     ----------
                                                            ----------     ----------

                    ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                           NOTES TO FINANCIAL STATEMENTS
                                  ($ IN THOUSANDS)

PERMITTED STATUTORY ACCOUNTING PRACTICES
The Company prepares its statutory financial statements in accordance with accounting principles and practices prescribed or permitted by the New York
Department of Insurance.   Prescribed statutory accounting practices include a
variety of publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The Company does not follow any permitted statutory accounting practices that have a material effect on statutory surplus, statutory net income or risk-based capital.

Final approval of the NAIC's proposed "Comprehensive Guide" on statutory accounting principles is expected in early 1998. The requirements may be effective as early as January 1, 1999, and are not expected to have a material impact on statutory surplus of the Company.

DIVIDENDS
The ability of the Company to pay dividends is dependent on business conditions, income, cash requirements of the Company and other relevant factors. Under New York Insurance Law, a notice of intention to distribute any dividend must be filed with the New York Superintendent of Insurance not less than 30 days prior to the distribution. Such proposed declaration is subject to the Superintendent's disapproval.


8.  BENEFIT PLANS

PENSION PLANS
Defined benefit pension plans, sponsored by the Corporation, cover domestic full-time employees and certain part-time employees. Benefits under the pension plans are based upon the employee's length of service, average annual compensation and estimated social security retirement benefits. The Corporation's funding policy for the pension plans is to make annual contributions in accordance with accepted actuarial cost methods. The costs to the Company included in net income were $597, $490 and $446 for the pension plans in 1997, 1996 and 1995, respectively.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
The Corporation provides certain health care and life insurance benefits for retired employees. Qualified employees may become eligible for these benefits if they retire in accordance with the Corporation's established retirement policy and are continuously insured under the Corporation's group plans or other approved plans for 10 or more years prior to retirement. The Corporation shares the cost of the retiree medical benefits with retirees based on years of service, with the Corporation's share being subject to a 5% limit on annual medical cost inflation after retirement. The Corporation's postretirement benefit plans currently are not funded. The Corporation has the right to modify or terminate these plans.

                    ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                           NOTES TO FINANCIAL STATEMENTS
                                  ($ IN THOUSANDS)

PROFIT SHARING FUND
Employees of the Corporation and its domestic subsidiaries are also eligible to become members of The Savings and Profit Sharing Fund of Allstate Employees ("Allstate Plan"). The Corporation's contributions are based on the Corporation's matching obligation and performance. The Allstate Plan includes an Employee Stock Ownership Plan ("Allstate ESOP") to pre-fund a portion of the Corporation's anticipated contribution. The Allstate Plan and the Allstate ESOP split from The Savings and Profit Sharing Fund of Sears Employees ("Sears Plan") on the date of the Distribution. In connection with this, the Corporation paid Sears $327 million, and in return received a note from the Allstate ESOP for a like principal amount and 50% of the unallocated shares. The note has a fixed interest rate of 7.9% and matures in 2019. The Corporation expects to make net contributions to the Allstate ESOP annually in the amount necessary to allow the Allstate ESOP to fund interest and principal payments on the note after considering the dividends paid on ESOP shares, which are available for debt service.

The Company's defined contribution to the Allstate Plan was $164 and $111 in 1997 and 1996, respectively.

                    ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                              SCHEDULE IV--REINSURANCE
($in thousands)

                                          GROSS                                    NET
YEAR ENDED DECEMBER 31, 1997              AMOUNT               CEDED              AMOUNT
----------------------------              ------               -----              ------
Life insurance in force                $11,339,990           $ 721,040        $ 10,618,950
                                       -----------           ---------        ------------
                                       -----------           ---------        ------------
Premiums and contract charges:
  Life and annuities                   $   116,167           $   2,185        $    113,982
  Accident and health                        5,846                 864               4,982
                                       -----------           ---------        ------------
                                       $   122,013           $   3,049        $    118,964
                                       -----------           ---------        ------------
                                       -----------           ---------        ------------


                                          GROSS                                    NET
YEAR ENDED DECEMBER 31, 1996              AMOUNT               CEDED              AMOUNT
----------------------------              ------               -----              ------
Life insurance in force                $ 9,962,300           $ 553,628        $  9,408,672
                                       -----------           ---------        ------------
                                       -----------           ---------        ------------
Premiums and contract charges:
  Life and annuities                   $   114,296           $   1,398        $    112,898
  Accident and health                        5,044                 834               4,210
                                       -----------           ---------        ------------
                                       $   119,340           $   2,232        $    117,108
                                       -----------           ---------        ------------
                                       -----------           ---------        ------------


                                          GROSS                                    NET
YEAR ENDED DECEMBER 31, 1995              AMOUNT               CEDED              AMOUNT
----------------------------              ------               -----              ------
Life insurance in force                $ 8,513,295           $ 398,025        $  8,115,270
                                       -----------           ---------        ------------
                                       -----------           ---------        ------------
Premiums and contract charges:
  Life and annuities                   $   146,732           $   1,246        $    145,486
  Accident and health                        3,731                 901               2,830
                                       -----------           ---------        ------------
                                       $   150,463           $   2,147        $    148,316
                                       -----------           ---------        ------------
                                       -----------           ---------        ------------

                    ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                   SCHEDULE V--VALUATION AND QUALIFYING ACCOUNTS



$in thousands)                       BALANCE AT     CHARGED TO                    BALANCE AT
                                     BEGINNING       COSTS AND                      END OF
                                     OF PERIOD       EXPENSES     DEDUCTIONS        PERIOD
                                     ---------       --------     ----------        ------
YEAR ENDED DECEMBER 31, 1997
----------------------------
Allowance for estimated losses
   on mortgage loans                   $  225         $  261         $   -          $  486
                                       ------         ------         ------         ------
                                       ------         ------         ------         ------

YEAR ENDED DECEMBER 31, 1996
----------------------------
Allowance for estimated losses
   on mortgage loans                   $1,952         $ (296)        $1,431         $  225
                                       ------         ------         ------         ------
                                       ------         ------         ------         ------

YEAR ENDED DECEMBER 31, 1995
----------------------------
Allowance for estimated losses
   on mortgage loans                   $1,179         $1,923         $1,150         $1,952
                                       ------         ------         ------         ------
                                       ------         ------         ------         ------

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholder of Allstate Life Insurance Company of New York:

We have audited the accompanying statement of net assets of Allstate Life of New York Variable Annuity Account II (the "Account") as of December 31, 1997, and the related statement of operations for the year then ended and the statements of changes in net assets for the year ended December 31, 1997 of the Money Market, High Yield, Equity, Quality Income Plus, Strategist, Dividend Growth, Utilities, European Growth, Capital Growth, Global Dividend Growth, Pacific Growth, Capital Appreciation, and Income Builder portfolios of the Dean Witter Variable Investment Series that comprise the Account and for the year ended December 31, 1996 of the Money Market, High Yield, Equity, Quality Income Plus, Strategist, Dividend Growth, Utilities, European Growth, Capital Growth, Global Dividend Growth, and Pacific Growth portfolios of the Dean Witter Variable Investment Series that comprise the Account. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 1997. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Account as of December 31, 1997, the results of its operations for the year then ended and the changes in its net assets for each of the two years in the period then ended, of each of the portfolios comprising the Account, in conformity with generally accepted accounting principles.



/s/ Deloitte & Touche LLP

Chicago, Illinois
February 20, 1998

ALLSTATE LIFE OF NEW YORK VARIABLE ANNUITY ACCOUNT II

STATEMENT OF NET ASSETS
DECEMBER 31, 1997
--------------------------------------------------------------------------------
($  and shares in thousands)

ASSETS
Investments in the Dean Witter Variable Investment Series Portfolios:
  Money Market, 14,661 shares (cost $14,661)                               $   14,661
  High Yield, 1,908 shares (cost $12,219)                                      11,674
  Equity, 989 shares (cost $24,219)                                            33,195
  Quality Income Plus, 2,785 shares (cost $29,524)                             29,995
  Strategist, 2,255 shares (cost $28,643)                                      33,373
  Dividend Growth, 3,938 shares (cost $55,939)                                 85,056
  Utilities, 1,382 shares (cost $18,410)                                       25,696
  European Growth, 848 shares (cost $14,044)                                   19,967
  Capital Growth, 309 shares (cost $4,513)                                      5,651
  Global Dividend Growth, 1,502 shares (cost $17,458)                          20,861
  Pacific Growth, 695 shares (cost $6,733)                                      4,254
  Capital Appreciation, 76 shares (cost $841)                                     865
  Income Builder, 140 shares (cost $1,530)                                      1,648
                                                                           ----------

           Total assets                                                       286,896

LIABILITIES
Payable to Allstate Life Insurance Company of New York:
  Accrued contract maintenance charges                                             81
                                                                           ----------

           Net assets                                                      $  286,815
                                                                           ----------
                                                                           ----------

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE ANNUITY ACCOUNT II


STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 1997
---------------------------------------------------------------------------------------------------------------------------------
 ($  in thousands)
                                                                 DEAN WITTER VARIABLE INVESTMENT SERIES PORTFOLIOS
                                         ----------------------------------------------------------------------------------------
                                                                                  QUALITY
                                             MONEY        HIGH                     INCOME                   DIVIDEND
                                             MARKET       YIELD       EQUITY        PLUS      STRATEGIST     GROWTH     UTILITIES
                                         ----------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends                                $     772    $   1,301    $   1,983    $   1,980    $   1,670    $   5,399    $   1,108
Charges from Allstate Life Insurance
  Company of New York:
  Mortality and expense risk                  (189)        (133)        (341)        (368)        (401)        (988)        (289)
  Administrative expense                       (15)         (11)         (27)         (29)         (32)         (79)         (23)
                                         ---------    ---------    ---------    ---------    ---------    ---------    ---------
      Net investment income (loss)             568        1,157        1,615        1,583        1,237        4,332          796

REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
  Realized gains (losses) from sales of
    investments:
    Proceeds from sales                      8,360        1,250        2,104        4,496        2,976        8,306        4,062
    Cost of investments sold                (8,360)      (1,264)      (1,647)      (4,576)      (2,696)      (5,501)      (3,362)
                                         ---------    ---------    ---------    ---------    ---------    ---------    ---------
      Net realized gains (losses)                -          (14)         457          (80)         280        2,805          700
                                         ---------    ---------    ---------    ---------    ---------    ---------    ---------
Change in unrealized gains (losses)              -          (76)       6,140        1,182        2,086        9,518        3,847
                                         ---------    ---------    ---------    ---------    ---------    ---------    ---------
      Net gains (losses) on investments          -          (90)       6,597        1,102        2,366       12,323        4,547
                                         ---------    ---------    ---------    ---------    ---------    ---------    ---------
CHANGE IN NET ASSETS RESULTING
  FROM OPERATIONS                        $     568    $   1,067    $   8,212    $   2,685   $    3,603    $  16,655    $   5,343
                                         ---------    ---------    ---------    ---------    ---------    ---------    ---------
                                         ---------    ---------    ---------    ---------    ---------    ---------    ---------


                                                         DEAN WITTER VARIABLE INVESTMENT SERIES PORTFOLIOS
                                         ----------------------------------------------------------------------------------------
                                                                     GLOBAL
                                          EUROPEAN      CAPITAL     DIVIDEND      PACIFIC     CAPITAL      INCOME
                                           GROWTH       GROWTH       GROWTH       GROWTH    APPRECIATION   BUILDER       TOTAL
                                         ----------------------------------------------------------------------------------------
INVESTMENT INCOME
Dividends                                $   1,205    $     516    $   1,142    $     113    $       -    $      41    $  17,230
Charges from Allstate Life Insurance
  Company of New York:
  Mortality and expense risk                  (242)         (60)        (243)         (89)          (5)          (9)      (3,357)
  Administrative expense                       (19)          (5)         (19)          (7)           -           (1)        (267)
                                         ---------    ---------    ---------    ---------    ---------    ---------    ---------
        Net investment income (loss)           944          451          880           17           (5)          31       13,606

REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
  Realized gains (losses) from sales of
    investments:
    Proceeds from sales                      2,369          737        1,441        1,944           40           50       38,135
    Cost of investments sold                (1,679)        (558)      (1,185)      (2,315)         (40)         (49)     (33,232)
                                         ---------    ---------    ---------    ---------    ---------    ---------    ---------
        Net realized gains (losses)            690          179          256         (371)           -            1        4,903
                                         ---------    ---------    ---------    ---------    ---------    ---------    ---------
Change in unrealized gains (losses)            985          220          638       (2,588)          24          118       22,094
                                         ---------    ---------    ---------    ---------    ---------    ---------    ---------
        Net gains (losses) on investments    1,675          399          894       (2,959)          24          119       26,997
                                         ---------    ---------    ---------    ---------    ---------    ---------    ---------
CHANGE IN NET ASSETS RESULTING
  FROM OPERATIONS                        $   2,619    $     850    $   1,774    $  (2,942)   $      19    $     150    $  40,603
                                         ---------    ---------    ---------    ---------    ---------    ---------    ---------
                                         ---------    ---------    ---------    ---------    ---------    ---------    ---------


See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE ANNUITY ACCOUNT II

STATEMENT OF CHANGES IN NET ASSETS
YEAR ENDED DECEMBER 31, 1997
---------------------------------------------------------------------------------------------------------------------------------
($  and units in thousands, except value per unit)

                                                           DEAN WITTER VARIABLE INVESTMENT SERIES PORTFOLIOS
                                         ----------------------------------------------------------------------------------------
                                                                                  QUALITY
                                             MONEY        HIGH                     INCOME                   DIVIDEND
                                             MARKET       YIELD       EQUITY        PLUS      STRATEGIST     GROWTH     UTILITIES
                                         ----------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss)                $  568     $  1,157     $  1,615     $  1,583     $  1,237     $  4,332       $  796
Net realized gains (losses)                      -          (14)         457          (80)         280        2,805          700
Change in unrealized gains (losses)              -          (76)       6,140        1,182        2,086        9,518        3,847
                                         ---------    ---------    ---------    ---------    ---------    ---------    ---------

     Change in net assets resulting
       from operations                         568        1,067        8,212        2,685        3,603       16,655        5,343

FROM CAPITAL TRANSACTIONS
Deposits                                     6,064        1,493        3,214        1,148        2,496        8,237          560
Benefit payments                              (141)         (36)        (351)        (498)        (141)        (601)        (256)
Payments on termination                     (2,101)        (721)      (2,153)      (2,534)      (2,935)     (10,838)      (2,179)
Contract maintenance charges                    (6)          (5)         (16)         (16)         (21)         (45)         (14)
Transfers among the portfolios and
  with the Fixed Account - net              (4,803)          99        2,304       (1,304)         427        2,845       (1,509)
                                         ---------    ---------    ---------    ---------    ---------    ---------    ---------
     Change in net assets resulting from
           capital transactions               (987)         830        2,998       (3,204)        (174)        (402)      (3,398)
                                         ---------    ---------    ---------    ---------    ---------    ---------    ---------

INCREASE (DECREASE) IN NET ASSETS             (419)       1,897       11,210         (519)       3,429       16,253        1,945

NET ASSETS  AT BEGINNING OF YEAR            15,076        9,775       21,977       30,506       29,933       68,778       23,742
                                         ---------    ---------    ---------    ---------    ---------    ---------    ---------

NET ASSETS  AT END OF YEAR               $  14,657    $  11,672    $  33,187    $  29,987    $  33,362    $  85,031    $  25,687
                                         ---------    ---------    ---------    ---------    ---------    ---------    ---------
                                         ---------    ---------    ---------    ---------    ---------    ---------    ---------

Net asset value per unit at end of year  $   12.55    $   26.65    $   38.87    $   17.98    $   21.54    $   32.59    $   24.21
                                         ---------    ---------    ---------    ---------    ---------    ---------    ---------
                                         ---------    ---------    ---------    ---------    ---------    ---------    ---------

Units outstanding at end of year             1,168          438          854        1,668        1,549        2,610        1,062
                                         ---------    ---------    ---------    ---------    ---------    ---------    ---------
                                         ---------    ---------    ---------    ---------    ---------    ---------    ---------


                                                           DEAN WITTER VARIABLE INVESTMENT SERIES PORTFOLIOS
                                         ----------------------------------------------------------------------------------------
                                                                     GLOBAL
                                          EUROPEAN      CAPITAL     DIVIDEND      PACIFIC     CAPITAL      INCOME
                                           GROWTH       GROWTH       GROWTH       GROWTH    APPRECIATION   BUILDER       TOTAL
                                         ----------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss)                $  944       $  451       $  880        $  17        $  (5)       $  31    $  13,606
Net realized gains (losses)                    690          179          256         (371)           -            1        4,903
Change in unrealized gains (losses)            985          220          638       (2,588)          24          118       22,094
                                         ---------    ---------    ---------    ---------    ---------    ---------    ---------

     Change in net assets resulting
         from operations                     2,619          850        1,774       (2,942)          19          150       40,603

FROM CAPITAL TRANSACTIONS
Deposits                                     2,373          657        3,319          621          316          728       31,226
Benefit payments                              (156)         (13)        (116)         (49)           -            -       (2,358)
Payments on termination                     (1,563)        (343)      (1,752)        (468)          (2)          (6)     (27,595)
Contract maintenance charges                   (11)          (3)         (12)          (3)           -           (1)        (153)
Transfers among the portfolios and
  with the Fixed Account - net                (184)         374        1,391       (1,094)         533          776         (145)
                                         ---------    ---------    ---------    ---------    ---------    ---------    ---------
     Change in net assets resulting
          from capital transactions            459          672        2,830         (993)         847        1,497          975
                                         ---------    ---------    ---------    ---------    ---------    ---------    ---------

INCREASE (DECREASE) IN NET ASSETS            3,078        1,522        4,604       (3,935)         866        1,647       41,578

NET ASSETS  AT BEGINNING OF YEAR            16,885        4,125       16,250        8,190            -            -      245,237
                                         ---------    ---------    ---------    ---------    ---------    ---------    ---------

NET ASSETS  AT END OF YEAR               $  19,963    $   5,647    $  20,854    $   4,255    $     866    $   1,647    $ 286,815
                                         ---------    ---------    ---------    ---------    ---------    ---------    ---------

Net asset value per unit at end of year  $   27.87    $   20.18    $   15.30    $    6.06    $   11.18    $   12.08
                                         ---------    ---------    ---------    ---------    ---------    ---------
                                         ---------    ---------    ---------    ---------    ---------    ---------

Units outstanding at end of year               717          280        1,362          702           77          136
                                         ---------    ---------    ---------    ---------    ---------    ---------
                                         ---------    ---------    ---------    ---------    ---------    ---------

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE ANNUITY ACCOUNT II

STATEMENT OF CHANGES IN NET ASSETS
YEAR ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------------------------------------------
($  and units in thousands, except value per unit)

                                                    DEAN WITTER VARIABLE INVESTMENT SERIES PORTFOLIOS
                                         ---------------------------------------------------------------------------
                                                                                  QUALITY
                                             MONEY        HIGH                     INCOME                   DIVIDEND
                                             MARKET       YIELD       EQUITY        PLUS      STRATEGIST     GROWTH
                                         ---------------------------------------------------------------------------

FROM OPERATIONS
Net investment income (loss)             $     481    $     878    $   2,150   $    1,727    $   1,000    $   2,016
Net realized gains (losses)                      -          (41)         119         (157)         178          847
Change in unrealized gains (losses)              -          (32)        (378)      (1,699)       2,509        9,042
                                         ---------    ---------    ---------    ---------    ---------    ---------

     Change in net assets resulting from
        operations                             481          805        1,891         (129)       3,687       11,905

FROM CAPITAL TRANSACTIONS
Deposits                                     5,196        2,216        4,073        1,274        1,305        8,044
Benefit payments                               (55)         (10)        (105)        (275)        (100)        (447)
Payments on termination                     (1,541)        (347)        (511)      (1,880)      (2,978)      (3,461)
Contract maintenance charges                    (7)          (5)         (12)         (18)         (21)         (40)
Transfers among the portfolios and
  with the Fixed Account - net                (366)          49        1,300       (2,867)      (1,400)       2,142
                                         ---------    ---------    ---------    ---------    ---------    ---------

     Change in net assets resulting from
        capital transactions                 3,227        1,903        4,745       (3,766)      (3,194)       6,238
                                         ---------    ---------    ---------    ---------    ---------    ---------

INCREASE (DECREASE) IN NET ASSETS            3,708        2,708        6,636       (3,895)         493       18,143

NET ASSETS AT BEGINNING OF YEAR             11,368        7,067       15,341       34,401       29,440       50,635
                                         ---------    ---------    ---------    ---------    ---------    ---------

NET ASSETS AT END OF YEAR                $  15,076     $  9,775    $  21,977    $  30,506    $  29,933    $  68,778
                                         ---------    ---------    ---------    ---------    ---------    ---------
                                         ---------    ---------    ---------    ---------    ---------    ---------


Net asset value per unit at end of year  $   12.08    $   24.14    $   28.67    $   16.40    $   19.20    $   26.30
                                         ---------    ---------    ---------    ---------    ---------    ---------
                                         ---------    ---------    ---------    ---------    ---------    ---------

Units outstanding at end of year             1,246          405          767        1,860        1,559        2,615
                                         ---------    ---------    ---------    ---------    ---------    ---------
                                         ---------    ---------    ---------    ---------    ---------    ---------

                                                   DEAN WITTER VARIABLE INVESTMENT SERIES PORTFOLIOS
                                         -------------------------------------------------------------------------
                                                                     GLOBAL
                                                        EUROPEAN     CAPITAL     DIVIDEND     PACIFIC
                                          UTILITIES      GROWTH      GROWTH       GROWTH      GROWTH       TOTAL
                                         -------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss)             $     622    $     530    $      19    $     427    $      (9)   $   9,841
Net realized gains (losses)                    388          153           90           75           12        1,664
Change in unrealized gains (losses)            651        2,748          223        1,476           55       14,595
                                         ---------    ---------    ---------    ---------    ---------    ---------

     Change in net assets resulting
        from operations                      1,661        3,431          332        1,978           58       26,100

FROM CAPITAL TRANSACTIONS
Deposits                                     1,052        1,959          590        3,269        1,620       30,598
Benefit payments                               (49)        (108)          (2)        (111)         (57)      (1,319)
Payments on termination                     (1,153)        (304)        (216)        (485)        (175)     (13,051)
Contract maintenance charges                   (15)         (10)          (2)         (10)          (5)        (145)
Transfers among the portfolios and
  with the Fixed Account - net              (2,252)         997          166        1,579        1,175          523
                                         ---------    ---------    ---------    ---------    ---------    ---------

     Change in net assets resulting from
        capital transactions                (2,417)       2,534          536        4,242        2,558       16,606
                                         ---------    ---------    ---------    ---------    ---------    ---------

INCREASE (DECREASE) IN NET ASSETS             (756)       5,965          868        6,220        2,616       42,706

NET ASSETS AT BEGINNING OF YEAR             24,498       10,920        3,257       10,030        5,574      202,531
                                         ---------    ---------    ---------    ---------    ---------    ---------

NET ASSETS AT END OF YEAR                $  23,742    $  16,885    $   4,125    $  16,250    $   8,190    $ 245,237
                                         ---------    ---------    ---------    ---------    ---------    ---------
                                         ---------    ---------    ---------    ---------    ---------    ---------


Net asset value per unit at end of year  $   19.30    $   24.33    $   16.42    $   13.84    $    9.86
                                         ---------    ---------    ---------    ---------    ---------
                                         ---------    ---------    ---------    ---------    ---------

Units outstanding at end of year             1,230          694          251        1,174          831
                                         ---------    ---------    ---------    ---------    ---------
                                         ---------    ---------    ---------    ---------    ---------


See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE ANNUITY ACCOUNT II

NOTES TO FINANCIAL STATEMENTS
TWO YEARS ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------

1.   ORGANIZATION

     Allstate Life of New York Variable Annuity Account II (the "Account"), a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, is a Separate Account of Allstate Life Insurance Company of New York ("ALNY"). The assets of the Account are legally segregated from those of ALNY. ALNY is wholly owned by a wholly owned subsidiary of Allstate Insurance Company, which is wholly owned by The Allstate Corporation.

     ALNY writes certain annuity contracts, the proceeds of which are invested at the direction of the contractholder. Contractholders primarily invest in units of the portfolios comprising the Account, for which they bear all of the investment risk, but may also invest in the general account of ALNY (the "Fixed Account"). The Account, in turn, invests in shares of the portfolios of the Dean Witter Variable Investment Series (the "Fund"). ALNY provides administrative and insurance services to the Account for a fee.

     Dean Witter Reynolds Inc., a wholly owned subsidiary of Morgan Stanley, Dean Witter, Discover & Co., is a distributor of ALNY's flexible premium deferred variable annuity contracts and certain single and flexible premium annuities. Dean Witter InterCapital Inc. ("InterCapital"), a wholly owned subsidiary of Morgan Stanley, Dean Witter, Discover & Co., is the investment manager for the Fund. InterCapital receives investment management fees from the Fund.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     VALUATION OF INVESTMENTS - Investments consist of shares in the portfolios of the Fund and are stated at fair value based on quoted market prices.

     RECOGNITION OF INVESTMENT INCOME - Investment income consists of dividends declared by the portfolios of the Fund and is recognized on the date of record.

     REALIZED GAINS AND LOSSES - Realized gains and losses represent the difference between the proceeds from sales of shares by the Account and the cost of such shares, which is determined on a weighted average basis.

     CONTRACTHOLDER ACCOUNT ACTIVITY - Account activity is reflected in individual contractholder accounts on a daily basis.

     FEDERAL INCOME TAXES - The Account is intended to qualify as a segregated asset account as defined in the Internal Revenue Code ("Code"). As such, the operations of the Account are included with and taxed as a part of ALNY. ALNY is taxed as a life insurance company under the Code. Under current law, no federal income taxes are payable by the Account.

     ACCOUNT VALUE - Certain calculations that could be made in the financial statements may differ from published amounts due to the truncation of actual Account values.

3. CONTRACT MAINTENANCE, MORTALITY AND EXPENSE RISK, AND ADMINISTRATIVE EXPENSE CHARGES

     For each year or portion of a year a contract is in effect, ALNY deducts a fixed annual contract maintenance charge of $30 as reimbursement for expenses related to the maintenance of each contract and the Account. The amount of this charge is guaranteed not to increase over the life of the contract.

     ALNY assumes mortality and expense risks related to the operations of the Account and deducts charges daily at a rate equal to 1.25% per annum of the daily net assets of the Account. ALNY guarantees that the rate of this charge will not increase over the life of the contract.

     ALNY deducts administrative expense charges daily at a rate equal to .10% per annum of the daily net assets of the Account. This charge is designed to cover administrative expense.

4.   FINANCIAL INSTRUMENTS

     The investments of the Account are carried at fair value, based upon quoted market prices. Accrued contract maintenance charges are of a short-term nature. It is assumed that their carrying value approximates fair value.

5.   UNITS ISSUED AND REDEEMED

Units issued and redeemed by the Account during 1997 were as follows:


                                                            DEAN WITTER VARIABLE INVESTMENT SERIES PORTFOLIOS
                                         ----------------------------------------------------------------------------------------
(Units in thousands)                                                              QUALITY
                                             MONEY        HIGH                     INCOME                   DIVIDEND
                                             MARKET       YIELD       EQUITY        PLUS      STRATEGIST     GROWTH     UTILITIES
                                         ----------------------------------------------------------------------------------------
Units outstanding at beginning of year       1,246          405          767        1,860        1,559        2,615        1,230

  Unit activity during 1997:
    Issued                                     767           90          182           92          172          421           36
    Redeemed                                  (845)         (57)         (95)        (284)        (182)        (426)        (204)
                                            ------       ------       ------       ------       ------       ------       ------

Units outstanding at end of year             1,168          438          854        1,668        1,549        2,610        1,062
                                            ------       ------       ------       ------       ------       ------       ------
                                            ------       ------       ------       ------       ------       ------       ------


                                                      DEAN WITTER VARIABLE INVESTMENT SERIES PORTFOLIOS
(Units in thousands)                     --------------------------------------------------------------------------
                                                                     GLOBAL
                                          EUROPEAN      CAPITAL     DIVIDEND      PACIFIC     CAPITAL      INCOME
                                           GROWTH       GROWTH       GROWTH       GROWTH    APPRECIATION   BUILDER
                                         --------------------------------------------------------------------------
Units outstanding at beginning of year         694          251        1,174          831            -            -

  Unit activity during 1997:
    Issued                                     138           70          349          131           81          141
    Redeemed                                  (115)         (41)        (161)        (260)          (4)          (5)
                                            ------       ------       ------       ------       ------       ------

Units outstanding at end of year               717          280        1,362          702           77          136
                                            ------       ------       ------       ------       ------       ------
                                            ------       ------       ------       ------       ------       ------


Units relating to accrued contract maintenance charges are included in units redeemed.

                                        ******

                                       PART C
                                 OTHER INFORMATION

24A. FINANCIAL STATEMENTS

     PART B: Financial Statements for Allstate Life Insurance Company of New York and Allstate Life of New York Variable Annuity Account II

24B. EXHIBITS

     The following exhibits:
     The following exhibits correspond to those required by paragraph (b) of item 24 as to exhibits in Form N-4:

    (1) Resolution of the Board of Directors of Allstate Life Insurance Company of New York authorizing establishment of the Variable Annuity Account II**
    (2)   Not Applicable
    (3)   General Agent's Agreement*****
    (4)   Form of Contract**
    (5)   Form of application for a Contract**
    (6)   (a) Certificate of Incorporation of Allstate Life Insurance
              Company of New York***
          (b) By-laws of Allstate Life Insurance Company of New York***
    (7)   Not applicable
    (8)   Participation Agreement****
    (9) Opinion of Robert S. Seiler, Senior Vice President, Secretary and General Counsel of Allstate Life Insurance Company of New York**
   (10)   (a) Consent of Accountants
          (b) Consent of Attorneys**
   (11)   Not applicable
   (12)   Not applicable
   (13)   Performance Data*
   (99)   Powers of Attorney*, **, ****

--------------
* Previously filed in Form N-4 Registration Statement No. 33-35445 dated February 2, 1998.
** Previously filed in Form N-4 Registration Statement No. 33-35445 dated December 31, 1996.
*** Previously filed in Form N-4 Registration Statement No. 33-65381 dated September 20, 1996.
**** Previously filed in Form N-4 Registration Statement No. 33-35445 dated April 30, 1996.
***** Previously filed in Form N-4 Registration Statement No. 33-35445 dated June 15, 1990

25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

Name and Principal            Position and Office With Depositor
Business Address              of the Trust
-----------------------       -----------------------------------------
Louis G. Lower, II*           Chairman of the Board of Directors and President
Michael J. Velotta*           Director, Vice President, Secretary and  General
                              Counsel
Sharmaine M. Miller**         Director and Chief Administrative Officer
Marcia D. Alazraki*           Director
Joseph F. Carlino*            Director
Marla G. Friedman*            Director and Vice President
Cleveland Johnson, Jr.*       Director
Gerard F. McDermott**         Director
Joseph P. McFadden*           Director
John R. Raben, Jr.*           Director
Sally A. Slacke*              Director
Kevin R. Slawin*              Director and Vice President
Timothy H. Plohg*             Director and Vice President
Karen C. Gardner*             Vice President
Peter H. Heckman*             Vice President
Thomas A. McAvity, Jr.*       Vice President
Keith A. Hauschildt*          Assistant Vice President and Controller
James P. Zils*                Treasurer
Casey J. Sylla*               Chief Investment Officer
Richard L. Baker*             Assistant Vice President
Mark A. Bishop*               Assistant Treasurer
Barbara S. Brown*             Assistant Treasurer
Dorothy E. Even*              Assistant Vice President
Judith P. Greffin*            Assistant Vice President
Peter S. Horos*               Assistant Treasurer
John R. Hunter*               Assistant Vice President
Thomas C. Jensen*             Assistant Treasurer
Emma M. Kalaidjian*           Assistant Secretary
Paul N. Kierig*               Assistant Secretary and Assistant General Counsel
Kenneth S. Klimala*           Assistant Vice President
Ronald A. Mendel*             Assistant Treasurer
Mary J. McGinn*               Assistant Secretary
Deborah K. Miller*            Assistant Treasurer
Barry S. Paul*                Assistant Vice President
C. Nelson Strom*              Assistant Vice President and Corporate Actuary
Brenda D. Sneed*              Assistant Secretary
Patricia W. Wilson*           Assistant Vice President
Ralph A. Bergholtz*           Assistant Treasurer
D. Steven Boger*              Assistant Vice President

Adrian B. Corbiere*           Assistant Treasurer
Louise J. Walton*             Assistant Treasurer
Jerry D. Zinkula*             Assistant Treasurer

* Principal business address is 3100 Sanders Road, Northbrook, Illinois 60062. ** Principal business address is One Allstate Drive, Farmingville, New York 11738.

26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT Incorporated by reference to 10-K Commission File # 1-11840, The Allstate Corporation.

27. NUMBER OF CONTRACT OWNERS
    As of March 27, 1998 there were in force 470 qualified and 4,976 non-qualified contracts. The Registrant began operations on September 24, 1991.

28. INDEMNIFICATION
    The General Agent's Agreement (Exhibit 3) has a provision in which Allstate Life Insurance Company of New York agrees to indemnify Dean Witter Reynolds as Underwriter for certain damages and expenses that may be caused by actions, statements or omissions by Allstate Life Insurance Company of New York. The Agreement to Purchase Shares contains a similar provision in paragraph 16 of
Exhibit 12.

Insofar as indemnification for liability arising out of the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

29a.      RELATIONSHIP OF PRINCIPAL UNDERWRITER TO OTHER INVESTMENT COMPANIES

Dean Witter Reynolds Inc. is the principal underwriter for the following affiliated investment companies:

     Allstate Life of New York Variable Annuity Account
     Northbrook Variable Annuity Account
     Northbrook Variable Annuity Account II

29b.      PRINCIPAL UNDERWRITER

     Name and Principal Business        Positions and Offices
     Address of Each Such Person        with Underwriter
  --------------------------------      ---------------------
DEAN WITTER REYNOLDS INC.               UNDERWRITER
        ("DEAN WITTER")

        Philip J. Purcell               Chairman, Chief Executive Officer
                                           and Director
        Richard M. DeMartini            President, Chief Operating Officer and
                                           Director, Dean Witter Capital
        James F. Higgins                President, Chief Operating Officer and
                                           Director, Dean Witter Financial
        Stephen R. Miller               Senior Executive Vice President and
                                           Director
        Raymond J. Drop                 Executive Vice President
        Robert J. Dwyer                 Executive Vice President, National
                                           Sales Director and Director
        Christine A. Edwards            Executive Vice President, Secretary,
                                           General Counsel and Director
        Charles A. Fiumefreddo          Executive Vice President and Director
        Alfred J. Golden                Executive Vice President
        E. Davisson Hardman, Jr.        Executive Vice President
        Mitchell M. Merin               Executive Vice President, Chief
                                           Administrative Officer and Director
        Jeremiah A. Mullins             Executive Vice President
        Richard F. Powers, III          Executive Vice President and Director
        John H. Schaefer                Executive Vice President
        Thomas C. Schneider             Executive Vice President, Chief
                                           Financial Officer and Director
        Robert B. Sculthorpe            Executive Vice President
        William B. Smith                Executive Vice President and Director
        Samuel H. Wolcott, III          Executive Vice President
        Anthony Basile                  Senior Vice President
        Ronald T. Carman                Senior Vice President, Associate General
                                           Counsel and Assistant Secretary
        Michael T. Cunningham           Senior Vice President
        Mary E. Curran                  Senior Vice President
        David Diaz                      Senior Vice President
        Raymond F. Douglas              Senior Vice President
        Paul J. Dubow                   Senior Vice President
        Michael T. Gregg                Senior Vice President and Deputy
                                           General Counsel
        George R. Ross                  Senior Vice President

        Robert P. Seass                 Senior Vice President
        Joseph G. Siniscalchi           Senior Vice President and Controller,
                                           Dean Witter Financial
        Michael H. Stone                Senior Vice President
        Lawrence Volpe                  Senior Vice President and Controller,
                                           Dean Witter Reynolds Inc. and Dean
                                           Witter Capital
        Lorena J. Kern                  Senior Vice President
        Kathryn M. McNamara             Senior Vice President and Director of
                                           Governmental Affairs
        Michael D. Browne               Assistant Secretary
        Linda M. Butler                 Assistant Secretary
        Marilyn Cranney                 Assistant Secretary
        Sheldon Curtis                  Assistant Secretary
        Barry Fink                      Assistant Secretary
        Sabrina Hurley                  Assistant Secretary
        Barbara B. Kiley                Assistant Secretary

     The principal address of Dean Witter is Two World Trade Center, New York, New York 10048.

29c. COMPENSATION OF DEAN WITTER
     The following commissions and other compensation were received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year:

  (1)             (2)              (3)              (4)              (5)
                  Net          Compensation
              Underwriting         or
                Discounts      Redemption
Name of           and              or             Brokerage
Principal     Commissions     Annuitization       Commissions     Compensation
---------     -----------     -------------       -----------     ------------
Dean Witter                                       $1,718,335
Reynolds Inc.


30. LOCATION OF ACCOUNTS AND RECORDS
     Allstate Life Insurance Company of New York
     One Allstate Drive
     Farmingville, New York 11738


31. MANAGEMENT SERVICES
     None

32.  UNDERTAKINGS

     The Registrant promises to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted. Registrant furthermore agrees to include either as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a statement of Additional Information or a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information. Finally the Registrant agrees to deliver any Statement of Additional Information and any Financial Statements required to be made available under this Form N-4 promptly upon written or oral request.

33.  REPRESENTATIONS PURSUANT TO SECTION 403(b) OF THE INTERNAL REVENUE CODE

     The Company represents that it is relying upon a November 28, 1988 Securities and Exchange Commission no-action letter issued to the American Council of Life Insurance ("ACLI") and that the provisions of paragraphs 1-4 of the no-action letter have been complied with.

34.  REPRESENTATION REGARDING CONTRACT EXPENSES

     Allstate Life Insurance Company of New York ("ALIC NY") represents that the fees and charges deducted under the Individual Variable Annuity Contracts hereby registered by this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by ALIC NY.

                                      SIGNATURES


     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Allstate Life of New York Variable Annuity Account II, certifies that it meets the requirements of Securities Act Rule 485 (b) for effectiveness of this amended Registration Statement and has caused this amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, in the Township of Northfield, and State of Illinois on this 2nd day of April 1998.


                ALLSTATE LIFE OF NEW YORK VARIABLE ANNUITY ACCOUNT II
                                     (REGISTRANT)
                     ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                                     (DEPOSITOR)


(SEAL)

Attest /s/ BRENDA D. SNEED                      By  /s/ MICHAEL J. VELOTTA
       ---------------------------------        ----------------------------
       Brenda D. Sneed                          Michael J. Velotta
       Assistant Secretary                      Vice President, Secretary and
                                                 General Counsel

     As required by the Securities Act of 1933, this amended Registration Statement has been duly signed below by the following Directors and Officers of Allstate Life Insurance Company of New York on the 2nd day of April, 1998.


*/LOUIS G. LOWER, II               Chairman of the Board of Directors and
-----------------------------      President (Principal Executive Officer)
  Louis G. Lower, II

/s/ MICHAEL J. VELOTTA             Director, Vice President, Secretary and
-----------------------------      General Counsel
  Michael J. Velotta

*/SHARMAINE M. MILLER              Director and Chief Administrative Officer
-----------------------------
  Sharmaine M. Miller

*/MARLA G. FRIEDMAN                Director and Vice President
-----------------------------
  Marla G. Friedman

*/VINCENT A. FUSCO                 Director and Chief Operations Officer
-----------------------------
  Vincent A. Fusco

*/PETER H. HECKMAN                 Vice President
-----------------------------
  Peter H. Heckman

*/KAREN C. GARDNER                 Vice President
-----------------------------
  Karen C. Gardner

*/THOMAS A. MCAVITY, JR.           Vice President
-----------------------------
  Thomas A. McAvity, Jr.

*/TIMOTHY H. PLOHG                 Director and Vice President
-----------------------------
  Timothy H. Plohg

*/KEVIN R. SLAWIN                  Director and Vice President
-----------------------------      (Principal Financial Officer)
  Kevin R. Slawin

*/MARCIA D. ALAZRAKI               Director
-----------------------------
  Marcia D. Alazraki

*/JOSEPH F. CARLINO                Director
-----------------------------
  Joseph F. Carlino

*/CLEVELAND JOHNSON, JR.           Director
-----------------------------
  Cleveland Johnson, Jr.

*/GERARD F. MCDERMOTT              Director
-----------------------------
   Gerard F. McDermott

*/JOSEPH MCFADDEN                  Director
-----------------------------
  Joseph McFadden

*/JOHN R. RABEN, JR.               Director
-----------------------------
  John R. Raben, Jr.

*/SALLY A. SLACKE                  Director
-----------------------------
  Sally A. Slacke

*/PATRICIA W. WILSON               Director
-----------------------------
  Patricia W. Wilson

*/JAMES P. ZILS                    Treasurer
----------------------------
  James P. Zils

*/CASEY J. SYLLA                   Chief Investment Officer
----------------------------
  Casey J. Sylla

*/KEITH A. HAUSCHILDT              Assistant Vice President and Controller
-----------------------------      (Principal Accounting Officer)
   Keith A. Hauschildt



*/ By Michael J. Velotta pursuant to Power of Attorney previously filed.